
10012188



Received SEC
MAY 03 2010
Washington, DC 20549

CPA®:15 | 2009 Annual Report
Corporate Property Associates 15

Investing for the long run™

A MEMBER OF THE
W. P. CAREY
GROUP



CPA®:15 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.

Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	FOR THE YEARS ENDED DECEMBER 31, 2005	2006	2007	2008	2009
Operating Data[1]					
Revenues	$193,403	$271,022	$282,074	$294,034	$286,739
Net income (loss) attributable to CPA®:15 shareholders[2]	43,809	66,635	87,190	28,694	(248)
Cash flow from operating activities	124,049	144,818	162,985	180,789	160,033
Cash distributions paid	80,475	82,850	85,327	98,153	88,939
Per Share Data					
Distributions declared[3]	.64	.65	.67	.69	.72
Balance Sheet Data					
Total assets	$2,856,501	$3,336,296	$3,464,637	$3,189,205	$2,959,088
Long-term obligations[4]	1,510,933	1,873,841	1,943,724	1,819,443	1,686,154

1 Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

2 Net income (loss) attributable to CPA®:15 shareholders in 2009 and 2008 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.

3 Excludes a special cash distribution of $.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007.

4 Represents mortgage obligations and deferred acquisition fee installments.

This Annual Report and the financials highlighted above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 26, 2010, and is available on our Web site at www.cpa15.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

Cash Flow from Operating Activities
(Dollars in millions)



Revenues
(Dollars in millions)



Distributions Declared Per Share



Dear Fellow Shareholders



Wm. Polk Carey founded the Corporate Property Associates series of investment programs 30+ years ago with the intention of creating an investment product that worked in good times and in bad. CPA®:15 follows that tradition and continues to perform well today. How? Our continued implementation of W. P. Carey's disciplined investing strategy in addition to the quality and diversity of opportunities we have sought out for our investors has produced measurable results.

Disciplined Investing

We employ the same fundamental investment premise that W. P. Carey has used since it opened its doors in 1973. Through the sale and leaseback of corporate facilities, we provide companies with the capital to grow and enhance their businesses.

Every investment we structure goes through a rigorous underwriting process: our investment team analyzes the creditworthiness of the tenant and the criticality and fundamental value of the assets and then tests the structure and pricing under a range of economic and business scenarios. Our Investment Committee—a group of independent investment professionals with more than 200 years of combined institutional and transactional experience—then has the final say on whether we make the investment. The Investment Committee review and approval mechanism has been an integral part of the acquisition process since W. P. Carey's founding. This established process maintains consistent standards for our investments and is the foundation of our portfolio's continued positive performance today; as of December 31, 2009, CPA®:15's portfolio properties were approximately 98% occupied.

We have built our portfolio by using moderate leverage to finance our investments. This approach has enabled us to avoid the situation many REITs face today where they have substantial debt coming due but lack adequate cash to pay it down, and in many cases, they are forced to sell good assets to pay off debts on distressed assets. At December 31, 2009, we had aggregate balloon payments totaling $31 million due in 2010 and $76 million due in 2011. We are actively seeking to refinance this debt but believe we will have sufficient cash resources to fund these payments if refinancing is unavailable on acceptable terms. Because our property-level debt is generally non-recourse, our exposure on a default on any individual mortgage loan obligation is limited to our equity invested in that property.

Strategic Portfolio Management

Once we have acquired a property, although the tenant is responsible for the maintenance, taxes and insurance for the property, we seek to protect and enhance asset values through strategic asset sales, lease renewals, aggressive workouts and refinancing opportunities. This past year, we sold several properties and used proceeds to pay down the loans. We were also particularly successful with our debt financings; CPA®:15 refinanced $22 million of

maturing debt with new non-recourse mortgage financing totaling $22 million. We will continue working diligently on refinancing our maturing debt going forward.

In addition to our successes, we did face several challenges this past year: we experienced a net loss attributable to CPA®:15 shareholders of $248,000 as compared to net income attributable to CPA®:15 shareholders of $29 million in 2008, primarily a result of $67 million in non-cash impairment charges recognized in 2009; a decrease in cash flow from operating activities due to increases in rent delinquencies and carrying costs related to properties where the tenants were operating under bankruptcy protection or experiencing financial distress; and a 7% decrease in our December 31, 2009 estimated net asset value (NAV) to $10.70. Including distributions for 2009, our total annual return was -0.7%, which we are pleased with, given the overall market and comparative performance of similar investment vehicles. Our track record of disciplined investing combined with our overall investment strategy has positioned us well today.

Income Generation

CPA®:15 is proud to have been able to continue providing our investors with rising distributions, especially during these volatile times. Our annualized dividend yield has increased 22% since inception and was paid at an annualized rate of 7.29% for the first quarter of 2010. These cash distributions continue to be supported by both adjusted cash flow from operating activities and funds from operations, as adjusted (AFFO); we paid out 66% of both our adjusted cash flow and AFFO in distributions for 2009.

We believe the trends we see in 2010 will benefit us: improving financing markets, rebounding real estate values and potentially fewer tenants in distress. As we navigate through the changing environment, we will strive to continue our conservative management of this broadly diversified portfolio, to create shareholder value and to serve as a stable income stream for our investors. We thank you all for your continued confidence and support.

With best regards,

Wm. Polk Carey
Chairman

Gordon F. DuGan
Chief Executive Officer

Benjamin P. Harris
President

Annualized Yield and Estimated Net Asset Values





Financial Highlights

TABLE OF CONTENTS

6 Selected Financial Data

7 Management's Discussion and Analysis of Financial Condition and Results of Operations

29 Quantitative and Qualitative Disclosures About Market Risk

33 Report of Independent Registered Public Accounting Firm

34 Consolidated Balance Sheets

35 Consolidated Statements of Operations

36 Consolidated Statements of Comprehensive Income (Loss)

37 Consolidated Statements of Equity

38 Consolidated Statements of Cash Flows

40 Notes to Consolidated Financial Statements

73 Report on Form 10-K

74 Corporate Information

Selected Financial Data

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2009	2008	2007	2006	2005
Operating Data[a]					
Total revenues	**$ 286,739**	$ 294,034	$ 282,074	$ 271,022	$ 193,403
Income from continuing operations	**25,576**	88,153	94,967	55,215	49,299
Net income[b]	**29,900**	51,194	124,124	97,446	58,206
Less: Net income attributable to noncontrolling interests	**(30,148)**	(22,500)	(36,934)	(30,811)	(14,397)
Net (loss) income attributable to CPA®:15 shareholders	**(248)**	28,694	87,190	66,635	43,809
Earnings per share:					
(Loss) income from continuing operations attributable to CPA®:15 shareholders	**(0.01)**	0.42	0.52	0.43	0.39
Net income attributable to CPA®:15 shareholders	**—**	0.22	0.68	0.52	0.35
Cash distributions declared per share[c]	**0.7151**	0.6902	0.6691	0.6516	0.6386
Balance Sheet Data					
Total assets	**$2,959,088**	$3,189,205	$3,464,637	$3,336,296	$2,856,501
Net investments in real estate[d]	**2,540,012**	2,715,417	2,882,357	2,737,939	2,393,836
Long-term obligations[e]	**1,686,154**	1,819,443	1,943,724	1,873,841	1,510,933
Other Information					
Cash flow from operating activities	**$ 160,033**	$ 180,789	$ 162,985	$ 144,818	$ 124,049
Cash distributions paid	**88,939**	98,153	85,327	82,850	80,475
Payment of mortgage principal[f]	**92,765**	42,662	54,903	30,339	26,272

(a) Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

(b) Results for 2009 and 2008 reflected impairment charges totaling $66.6 million and $42.1 million, respectively, of which $4.4 million and $7.6 million was attributable to noncontrolling interests, respectively.

(c) Cash distributions declared per share for 2007 excluded a special cash distribution of $0.08 per share that was paid in January 2008 to shareholders of record at December 31, 2007.

(d) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(e) Represents mortgage obligations and deferred acquisition fee installments.

(f) Represents scheduled mortgage principal payments

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-actively traded REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. We were formed in 2001 and are managed by the advisor.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	2007
Total revenues	**$286,739**	$294,034	$282,074
Net (loss) income attributable to CPA®:15 shareholders	**(248)**	28,694	87,190
Cash flow from operating activities	**160,033**	180,789	162,985

Total revenues decreased in 2009 as compared to 2008 primarily due to the effects of property sales and lease restructuring transactions and the impact of fluctuations in foreign currency exchange rates.

Net loss attributable to CPA®:15 shareholders for 2009 reflects impairment charges totaling $66.6 million, inclusive of amounts attributable to noncontrolling interests of $4.4 million, partially offset by net gains on the sale of real estate totaling $11.1 million, inclusive of amounts attributable to noncontrolling interests of $4.0 million. Net income attributable to CPA®:15 shareholders for 2008 reflects the recognition of impairment charges totaling $42.1 million, inclusive of noncontrolling interest of $7.6 million, partially offset by income of $9.1 million in payments from the advisor related to its previously disclosed SEC investigation (the "SEC Settlement"). Net income attributable to CPA®:15 shareholders for 2007 included gains on sale totaling $22.1 million, inclusive of noncontrolling interest of $6.9 million, and our share of net gains recognized by an unconsolidated venture of $12.4 million.

The decrease in cash flow from operating activities in 2009 compared to 2008 was primarily due to increases in rent delinquencies and carrying costs of distressed properties. In addition, in 2008 we received $9.1 million in cash related to the advisor's SEC Settlement.

Our quarterly cash distribution increased to $0.1804 per share for the fourth quarter of 2009, or $0.72 per share on an annualized basis.

We consider the performance metrics listed above as well as certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing equity in our real estate.

CURRENT TRENDS

While we have substantially invested the proceeds of our offerings, we expect to continue to participate in future investments with our affiliates to the extent we have funds available for investment.

As of the date of this Report, we believe we are seeing an easing of the global economic and financial crisis that has severely curbed liquidity in the credit and real estate financing markets during recent periods, although the full magnitude, effects and duration of the crisis cannot be predicted. As a result of improving economic conditions, we have seen an improvement in financing conditions for refinancing of maturing debt, both domestically and internationally, although generally at lower loan value ratios than in prior periods. However, the continuing effects of the challenging economic environment have also resulted in some negative trends affecting our business. These trends include: continued tenant defaults; renewals of tenant leases generally at lower rental rates then existing leases; low inflation rates, which will likely limit rent increases in upcoming periods because most of our leases provide for rent adjustments indexed to changes in the CPI; and higher impairment charges. In addition, partly to preserve capital and liquidity, we suspended our redemption plan in June 2009.

Despite recent indicators that the economy is beginning to recover, the current trends that affect our business remain dependent on the rate and scope of the recovery, rendering any discussion of the impact of these trends highly uncertain. Nevertheless, as of the date of this Report, the impact of current financial and economic trends on our business, and our response to those trends, is presented below.

Financing Conditions

Conditions in the real estate financing markets impact our ability to refinance maturing debt. Despite the recent weak financing environment, which has resulted in lenders for both domestic and international investments offering loans at shorter maturities, with lower loan to value ratios and subject to variable interest rates, we have begun to see some improvements in the financing markets and to date have been successful refinancing maturing debt. We generally attempt to obtain interest rate caps or swaps to mitigate the impact of variable rate financing. During 2009, we refinanced $34.1 million of maturing debt with new non-recourse mortgage financing totaling $37.0 million, inclusive of amounts attributable to noncontrolling interests totaling $15.1 million, with a weighted annual average interest rate and term of 6.3% and 7.9 years, respectively.

At December 31, 2009, we had aggregate balloon payments totaling $34.7 million due in 2010 and $63.5 million due in 2011, inclusive of amounts attributable to noncontrolling interests totaling $4.2 million and $9.2 million, respectively. In March 2010, we made a balloon payment of $5.8 million. In addition, our share of balloon payments due in 2011 on our unconsolidated ventures is $21.3 million. We are actively seeking to refinance this debt and believe we and our venture partners have sufficient financing alternatives and/or cash resources to make these payments, if necessary. Our property level debt is generally non-recourse, which means that if we default on a mortgage loan obligation, our exposure is limited to our equity invested in that property.

Corporate Defaults

Some of our tenants have experienced financial stress, and we expect that this trend may continue, albeit at a less severe rate, in 2010. Corporate defaults can reduce our results of operations and cash flow from operations.

Tenants in financial distress may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, all of which may require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges. Based on tenant activity during 2009, including lease amendments, early lease renewals and lease rejections in bankruptcy court, we currently expect that 2010 lease revenue will decrease by approximately 4%, as compared with 2009 lease revenue. However, this amount may increase or decrease based on additional tenant activity and changes in economic conditions, both of which are outside of our control. If the North American and European economic zones continue to experience the improving economic conditions that they have experienced recently, we would expect to see an improvement in the general business conditions for our tenants, which should result in less stress for them financially. However, if economic conditions deteriorate, it is possible that our tenants' financial condition will deteriorate as well.

We have several tenants that were in various stages of the bankruptcy process at December 31, 2009, including two that had terminated their leases in bankruptcy or liquidation proceedings. During 2009, we incurred impairment charges totaling $66.6 million, inclusive of amounts attributable to noncontrolling interests of $4.4 million, a significant portion of which relates to these tenants. Impairment charges do not necessarily reflect the true economic loss caused by the default of a tenant, which may be greater or less than the impairment amount. Several of these properties are vacant, and we anticipate that we will incur significant carrying costs until we are able to re-lease or sell them. As a result of several of these corporate defaults, during the third quarter of 2009 we suspended debt service on two related non-recourse mortgage loans. In October 2009, we returned the related properties to the lenders in exchange for the lenders' agreements to relieve us of all obligations under the related mortgage

loans, and we have entered into negotiations to turn an additional vacant property over to the lender. The disposed investments had an aggregate carrying value and outstanding mortgage loan balance of $28.2 million and $28.3 million, respectively, at the date of disposition. In addition, two unconsolidated ventures in which we have a 50% interest suspended debt service on two non-recourse mortgage loans with an aggregate outstanding balance of $23.1 million at December 31, 2009.

To mitigate these risks, we have invested in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant and tenant industry. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, where possible, as well as protecting our rights when tenants default or enter into bankruptcy.

Net Asset Values

We generally calculate an estimated net asset value per share for our portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, tenant defaults, lease terms, lending credit spreads, and foreign currency exchange rates, among others. We do not control these variables and, as such, cannot predict how they will change in the future.

As a result of the overall continued weakness in the economy during 2009, our estimated net asset value per share as of December 31, 2009 decreased to $10.70, a 7.0% decline from our December 31, 2008 estimated net asset value per share of $11.50. We generally would not expect to update our estimated net asset value on an interim basis unless we were to undertake an extraordinary corporate transaction. However, there can be no assurance that, if we were to calculate our estimated net asset value on an interim basis, it would not be less than $10.70 per share, particularly given current market volatility.

Redemptions and Distributions

We experienced higher levels of share redemptions during 2009. Our redemption plan provides for certain limits on the amount of redemptions, including that redemptions cannot exceed 5% of outstanding shares. As a result of the increased redemption level, redemptions had reached the 5% level, and as a result, in June 2009, our board of directors approved the suspension of our redemption plan, effective for all redemption requests received subsequent to June 1, 2009. The suspension will remain in effect until our board of directors, in their discretion, determines to reinstate the redemption plan. To date, we have not experienced conditions that have affected our ability to continue to pay distributions.

Inflation and Foreign Exchange Rates

Our leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. Rent adjustments during 2008 and 2009 have generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, we expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements. Because we generally place both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies; that

is, a weaker U.S. dollar will tend to increase both our revenues and our expenses, while a stronger U.S. dollar will tend to reduce both our revenues and our expenses.

The average rate for the U.S. dollar in relation to the Euro strengthened by approximately 5% during 2009 in comparison to 2008, resulting in a modestly negative impact on our results of operations for Euro-denominated investments in the current year. For 2008 as compared with 2007, the average rate for the U.S. dollar in relation to the Euro weakened by approximately 7%, resulting in a modestly positive impact on our results of operations for Euro-denominated investments in 2008 as compared with 2007. Investments denominated in the Euro accounted for approximately 30% of our annualized lease revenues for 2009 and 37% of our annualized lease revenues for both 2008 and 2007. To the extent foreign currency exchange rates are in line with 2008 and 2009 levels, they will have a minimal impact on our financial conditions and results of operations. However, significant shifts in the value of the Euro could have a material impact on our future results. For example, in the first two months of 2010, the dollar has strengthened significantly relative to the Euro.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities and cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. However, because of recent conditions in credit markets, obtaining financing is more challenging at present and we may complete transactions without obtaining financing. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

Our evaluation of the sources of lease revenues is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Rental income	**$ 240,915**	$240,663	$ 228,302
Interest income from direct financing leases	**38,822**	45,610	46,089
	$279,737	**$286,273**	**$274,391**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

	YEARS ENDED DECEMBER 31,		
LESSEE	**2009**	2008	2007
U-Haul Moving Partners, Inc. and Mercury Partners, LP[a]	**$ 30,589**	$ 28,541	$ 28,541
Carrefour France, S.A.[a] [b]	**21,481**	21,386	19,061
OBI A.G.[a] [b]	**16,637**	17,317	15,506
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a] [b]	**14,881**	15,155	14,115
True Value Company[a]	**14,492**	14,698	14,169
Life Time Fitness, Inc.[a]	**14,208**	14,208	14,144
Advanced Micro Devices[a]	**9,933**	9,933	9,210
Pohjola Non-Life Insurance Company[a] [b]	**9,240**	9,343	8,454
Universal Technical Institute	**8,688**	8,727	8,546
TietoEnator plc.[a] [b]	**8,636**	8,790	7,963
Police Prefecture, French Government[a] [b]	**8,272**	8,109	7,109
Medica – France, S.A.[a] [b]	**6,916**	7,168	6,348
Foster Wheeler, Inc.	**6,269**	5,900	5,699
Compucom Systems, Inc.[a]	**4,537**	4,419	4,065
Other[a]	**104,958**	112,579	111,461
	$279,737	**$286,273**	**$274,391**

(a) These revenues are generated in consolidated ventures, generally with our affiliates, and include lease revenues applicable to noncontrolling interests totaling $76.6 million, $76.3 million and $64.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2009	2008	2007
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a] [b]	38%	**$35,889**	$ 37,218	$ 25,536
Marriott International, Inc.[c]	47%	**16,818**	17,791	18,781
PETsMART, Inc.	30%	**8,303**	8,215	8,303
Schuler A.G.[b] [d]	34%	**6,568**	6,802	184
The Talaria Company (Hinckley)[e]	30%	**4,133**	4,984	4,998
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corp.[b] [f]	50%	**3,761**	3,653	3,400
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[b] [g]	33%	**3,662**	1,695	—
Del Monte Corporation	50%	**3,529**	3,241	2,955
Hologic, Inc.	64%	**3,387**	3,317	3,213
The Upper Deck Company	50%	**3,194**	3,194	3,194
Builders FirstSource, Inc.	40%	**1,558**	1,544	1,508
		$90,802	**$91,654**	**$72,072**

(a) We acquired our interest in this venture during 2007. In addition to lease revenues, the venture also earned interest income of $27.1 million, $28.1 million and $19.5 million on a note receivable during 2009, 2008 and 2007, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during the year ended December 31, 2009 strengthened by approximately 5% in comparison to 2008, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2009. This impact was mitigated in some cases by CPI or similar rent increases.

(c) For 2009, decrease is due to decrease in percentage of sales rent. One of the properties owned by this venture was sold in August 2007. Audited financial information for this venture is included herein.

(d) We acquired our interest in this venture in September 2007. During the fourth quarter of 2007, we reclassified this investment as an equity investment in real estate following the advisor's purchase of a tenant-in-common interest in the property.

(e) During 2009, this venture entered into a lease amendment with the tenant to defer certain rental payments until April 2010 as a result of the tenant's financial difficulties.

(f) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. While both tenants ceased making rent payments during 2009, in accordance with current accounting guidance the venture continued to accrue rental income until the tenants terminated their leases. The venture fully reserved for this rental income. In January 2010, Goertz & Schiele Corp. terminated its lease in its bankruptcy proceedings, at which time the venture ceased accruing rental income, and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with the venture on substantially the same terms.

(g) We acquired our interest in this venture in August 2008. Waldaschaff Automotive GmbH is operating under bankruptcy protection as of the date of this Report and has been paying reduced rent while new lease terms are being negotiated (see Income from Equity Investments in Real Estate below).

LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are intended to increase lease revenues in the future. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies. In certain cases, although we recognize lease revenues in

connection with our tenants' obligation to pay rent, we may also increase our uncollected rent expense if tenants are experiencing financial distress and have not paid the rent to us that they owe, as described in Property expenses below.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, lease revenues decreased by $6.5 million. The decline in lease revenues was primarily due to the effects of property sales and lease restructuring transactions, which reduced lease revenues by $6.7 million, as well as the negative impact of fluctuations in foreign currency exchange rates, which reduced lease revenues by $6.1 million. These decreases were partially offset by scheduled rent increases at several properties.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, lease revenues increased by $11.9 million, primarily due to scheduled rent increases at several properties and the positive impact of fluctuations in foreign currency exchange rates, which increased lease revenues by $6.4 million and $5.3 million, respectively. In addition, lease revenues increased by $2.2 million as a result of lease revenue from an investment entered into in December 2007. These increases were partially offset by a decrease in lease revenues of $1.6 million as the result of the reclassification of a previously consolidated property in December 2007 to an equity investment in real estate following the advisor's purchase of a tenant-in-common interest in the property.

DEPRECIATION AND AMORTIZATION

2009 vs. 2008 —For the year ended December 31, 2009 as compared to 2008, depreciation and amortization expense decreased by $1.6 million. As a result of lease terminations related to properties where the tenants filed for bankruptcy, we incurred a charge to write off several intangible assets in 2008, resulting in lower amortization in 2009. The net impact of this activity was a reduction in amortization of $2.3 million in 2009. Depreciation and amortization expense also decreased in 2009 by $1.2 million as a result of fluctuations in foreign currency exchange rates. These decreases were partially offset by our recognition of an out-of-period adjustment in 2009 related to intangible amortization of $1.3 million as described in Note 2, and an increase in depreciation of $0.4 million as a result of reclassifying certain properties from financing leases to real estate due to lease terminations.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, depreciation and amortization expense increased by $5.0 million, primarily due to a $3.5 million write-off of intangible assets during 2008 in connection with a lease termination. The impact of fluctuations in foreign currency exchange rates also contributed $1.5 million of the increase.

PROPERTY EXPENSES

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, property expenses decreased by $2.8 million, primarily due to a decrease of $3.1 million in asset management and performance fees resulting from a decline in property values as reflected in our estimated net asset valuation at December 31, 2008 as compared with the December 31, 2007 estimated valuation. This decrease was partially offset by an increase of $0.9 million in costs related to current and former tenants who have filed for bankruptcy.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, property expenses increased by $3.7 million, primarily due to increases in costs related to tenants in bankruptcy totaling $2.4 million and an increase of $0.8 million in asset management and performance fees. Uncollected rent expense increased by $1.6 million in 2008 as a result of an increase in the number of tenants experiencing financial difficulties, while professional fees and carrying costs related to tenants in bankruptcy increased by $0.8 million. The increase in asset management and performance fees was attributable to an increase in our asset base as a result of investment activity in 2008 and 2007 and increases in estimated property values as reflected in the third party valuation of our portfolio at December 31, 2007.

GENERAL AND ADMINISTRATIVE

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, general and administrative expenses decreased by $1.0 million. Business development expenses and professional fees each decreased by $0.3 million in 2009. Business development costs are associated with potential investment opportunities that were ultimately not consummated.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, general and administrative expenses decreased by $1.6 million, primarily due to a decrease in business development expenses. During 2008, we incurred $0.3 million of costs associated with potential investment opportunities that were ultimately not consummated, as compared with $1.6 million in 2007.

IMPAIRMENT CHARGES

For the years ended December 31, 2009 and 2008, we recorded impairment charges in our continuing real estate operations totaling $49.0 million and $1.3 million, respectively. The table below summarizes these impairment charges (in thousands):

LESSEE	2009	2008	REASON
Shires Limited	**$19,610**	$ 710	Decline in properties' unguaranteed residual values
Lindenmaier A.G.	**12,340**	30	Decline in properties' estimated fair market value
Advanced Accessory Systems, LLC	**8,426**	—	Decline in property's estimated fair market value
Various lessees	**8,670**	590	Decline in unguaranteed residual value or estimated fair market value of properties
IMPAIRMENT CHARGES FROM CONTINUING OPERATIONS	**$49,046**	$1,330	

We did not incur any impairment charges on consolidated investments during 2007.

See Income from Equity Investments in Real Estate and Discontinued Operations below for additional impairment charges incurred.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a noncontrolling interest but exercise significant influence.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate decreased by $8.5 million, primarily due to the recognition of other-than-temporary impairment charges totaling $10.3 million to reduce the carrying value of several investments to the estimated fair value of our share of the ventures' net assets. We incurred other-than-temporary impairment charges of $5.8 million during 2009 related to two ventures that lease properties to Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., which filed for bankruptcy in November 2008 and September 2009, respectively. Both tenants ceased making rent payments during the second quarter of 2009 and, as a result, the ventures suspended the debt service payments on the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings. We had previously recognized other-than-temporary impairment charges of $0.4 million and $2.4 million on these two investments during 2008 and 2007, respectively.

In addition, during 2009 we incurred other-than-temporary impairment charges of $3.8 million related to a German venture that leases properties to Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH. Wagon Automotive GmbH terminated its lease in bankruptcy proceedings effective May 2009 and Waldaschaff Automotive GmbH has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated. As of the date of this Report, Waldaschaff Automotive is operating under the protection of the insolvency administrator. In October 2009, the venture also terminated the existing lease with Wagon Automotive Nagold GmbH, which has not filed for bankruptcy, and signed a new lease on substantially the same terms.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate decreased by $8.9 million. A substantial portion of the decrease was due to a 2007 sale transaction, whereby we recognized a net gain of $12.4 million on the sale of a property (net of defeasance charges totaling $2.4 million incurred upon the defeasance of the existing non-recourse mortgage loan). We did not sell any of our equity interests during 2008. This was partially offset by a total of $1.9 million of additional income earned in 2008 from investments acquired during 2008 and 2007, as well as a $1.1 million reduction in impairment charges in 2008 as compared to 2007. During 2008, we recognized other-than-temporary impairment charges totaling $1.3 million on three ventures, including the ventures that lease properties to Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., to reflect reductions in the fair value of the ventures' net assets as compared with our carrying value. During 2007, we recognized other-than-temporary impairment charges totaling $2.4 million to reduce the carrying value of the ventures that lease properties to Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp. to the estimated fair value of our share of the ventures' net assets.

OTHER INTEREST INCOME

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, other interest income decreased by $3.1 million, primarily due to lower average cash balances and lower rates of return earned on our cash balances reflecting market conditions.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, other interest income decreased by $4.1 million, primarily due to lower average cash balances and lower interest rates earned on our cash and cash equivalents.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income (loss). We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have certain derivative instruments, including common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, net other income decreased by $2.2 million. Net other income was higher in 2008 as a result of our recognition of a realized gain of $1.1 million related to the termination of a derivative instrument. In addition, net gains on foreign currency transactions declined by $0.8 million during 2009 due to lower levels of repatriation of cash from foreign investments. Our foreign investments significantly reduced their cash balances during 2008, primarily by prepaying intercompany notes receivable. Also included in net other income for 2009 are gains and losses related to the disposition of properties formerly leased to Shires Limited. We recognized a loss of $2.1 million in connection

with the sale of one of the Shires properties in September 2009, which was partially offset by a gain on disposition of real estate of $1.1 million that we recognized upon returning the remaining properties over to the lender in October 2009 in exchange for the lenders' agreement to relieve of us of all obligations under the related non-recourse mortgage loan. The resulting net loss of $1.0 million on disposition of real estate was offset by a gain of $1.0 million on extinguishment of debt recognized in connection with our release from the mortgage obligations.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, net other income decreased by $4.7 million, primarily due to a $6.8 million decrease in net gains on foreign currency transactions as a result of the prepayment of intercompany notes receivable by certain of our subsidiaries. This decrease was partially offset by the recognition of a realized gain of $1.1 million as the result of the termination of a derivative instrument and gains on the sale of real estate totaling $0.8 million.

ADVISOR SETTLEMENT

During 2008, we recognized income of $9.1 million in connection with the advisor's SEC Settlement (Note 13). We received payment of this amount from the advisor in April 2008.

INTEREST EXPENSE

2009 vs. 2008 —For the year ended December 31, 2009 as compared to 2008, interest expense decreased by $8.0 million, primarily comprised of a decrease of $7.2 million due to making scheduled principal payments and refinancing or paying off non-recourse mortgages during 2009 and 2008 and a decrease of $2.6 million as a result of the impact of fluctuations in foreign currency exchange rates. These decreases were partially offset by our recognition of a $1.1 million charge during 2009 to write off a portion of an interest rate swap derivative. As a result of a our decision to suspend debt service payments on the non-recourse mortgage loan on the Shires Limited properties in July 2009, we determined that this interest rate swap was no longer effective and wrote off the ineffective portion of this derivative, which increased interest expense by $1.1 million for 2009.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, interest expense increased by $0.7 million, primarily due to an increase of $2.7 million from the impact of fluctuations in foreign currency exchange rates. This increase was partially offset by a reduction in interest expense as a result of making scheduled mortgage principal payments and paying our annual installment of deferred acquisition fees, both of which reduce the balances on which interest is incurred.

PROVISION FOR INCOME TAXES

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, provision for income taxes decreased by $2.0 million. Rent reductions at certain French investments and the sale of four properties in France contributed to this decline.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, provision for income taxes increased by $1.0 million, primarily due to income taxes payable in connection with our international investments. Income taxes on our foreign investments, primarily in France and Germany, comprise a substantial portion of our tax provision. Our investments generate taxable income in state, local and foreign jurisdictions primarily as a result of rent increases and scheduled amortization of mortgage principal payments, which reduce interest expense and increase income subject to local tax.

DISCONTINUED OPERATIONS

2009 — For the year ended December 31, 2009, we recognized income from discontinued operations of $4.3 million, primarily due to a gain of $11.3 million recognized in connection with the sale of four properties in France back to the tenant, Thales S.A.

This gain was partially offset by an impairment charge of $7.3 million recognized during 2009 in order to reduce the carrying value of a property leased to Innovate Holdings Limited to its estimated fair value. In October 2009, we returned the Innovate Holdings property to the lender in exchange for the lender's agreement to relieve us of all obligations under the related non-recourse mortgage loan and recognized gains on the disposition of real estate and extinguishment of debt of $0.3 million and $0.6 million, respectively.

2008 — For the year ended December 31, 2008, we recognized a loss from the operations of discontinued properties of $37.0 million, due to the recognition of impairment charges totaling $39.4 million. The impairment charges were comprised of $35.4 million related to two vacant properties formerly leased to Thales S.A. that were sold in 2009 and $4.0 million related to a domestic property that was sold in 2008.

2007 — For the year ended December 31, 2007, we earned income from discontinued operations of $29.2 million due to gains on the sale of several properties totaling $22.1 million and income from the operations of discontinued properties of $7.1 million.

NET (LOSS) INCOME ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, the resulting net loss attributable to CPA®:15 shareholders was $0.2 million as compared with net income attributable to CPA®:15 shareholders of $28.7 million in 2008.

2008 vs. 2007 —For the year ended December 31, 2008 as compared to 2007, the resulting net income attributable to CPA®:15 shareholders decreased by $58.5 million.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter. Despite this fluctuation, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

During 2009, we used cash flows from operating activities of $160.0 million to fund distributions to shareholders of $88.9 million. We made scheduled mortgage principal installments of $92.8 million, which includes scheduled balloon payments totaling $49.1 million that were partially refinanced with new non-recourse mortgage financing of $37.0 million (see Financing Activities below). We also paid distributions of $49.5 million to affiliates that hold noncontrolling interests in various entities with us. Cash distributions received from our equity investments in real estate in excess of cumulative equity income (see Investing Activities below) and our existing cash resources were also used to fund scheduled mortgage principal payments and distributions to holders of noncontrolling interests.

In 2009, our cash flows from operating activities were negatively affected by a significant increase in rent delinquencies and carrying costs related to properties where the tenants were operating under bankruptcy protection or experiencing financial distress. In addition, our cash flows were reduced as a result of the timing of the release of certain funds held by lenders in escrow accounts, as well as the retention of rent by lenders of non-recourse debt on distressed properties as a result of breaches in property-related loan covenants by tenants, which collectively reduced cash flows from operating activities by $4.6 million for the year. In addition, for 2009, the advisor elected to receive 20% of its performance fee from us in cash with the remaining 80% in our restricted stock, while in 2008 the advisor had elected to receive all performance fees from us in our restricted stock. This change had a negative impact on our cash flow of $3.2 million in 2009. During 2008, our cash flows from operating activities benefited from the receipt of $9.1 million from the advisor in connection with its previously announced SEC Settlement.

Investing Activities

Our investing activities are generally comprised of real estate related transactions (purchases and sales), payment of our annual installment of deferred acquisition fees to the advisor and capitalized property related costs. During 2009, we received proceeds of $9.5 million from the sale of four properties as well as distributions from our equity investments in real estate in excess of cumulative equity income of $7.4 million. We placed $5.3 million into escrow to be used for an expansion of a property in Germany and used $2.4 million to fund property improvements at a multi-tenant facility. In January 2009, we paid our annual installment of deferred acquisition fees to the advisor, which totaled $6.9 million.

Financing Activities

In addition to making scheduled mortgage principal payments and paying distributions to shareholders and to affiliates that hold noncontrolling interests in various entities with us, during 2009 we made scheduled balloon payments totaling $49.1 million on eight maturing loans, five of which we refinanced with new non-recourse mortgages totaling $37.0 million that are scheduled to mature between 2012 and 2019, and used $7.2 million to partially prepay or defease existing non-recourse mortgage obligations, comprised of $3.6 million received from the sale of two properties and $3.6 million drawn from a letter of credit provided by Shires Limited (Note 11). We also completed a transaction in which we partially prepaid an existing non-recourse mortgage obligation in Germany for $7.0 million in exchange for the lender's agreement to amend certain loan covenants related to the tenant and subsequently received additional proceeds from the same mortgage loan to finance the expansion of a property. We received initial funding of $7.4 million for this transaction from the holder of the noncontrolling interest in the properties, and subsequently redistributed $5.4 million to the noncontrolling interest holder. We received additional contributions from holders of noncontrolling interests of $10.8 million, including $5.3 million used to fund scheduled balloon payments. We also used $38.7 million to repurchase our shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations, and received $20.0 million as a result of issuing shares through our distribution reinvestment and stock purchase plan. In June 2009, our board of directors approved the suspension of our redemption plan (see below).

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. Due to higher levels of redemption requests as compared to prior years, as of the second quarter of 2009 redemptions totaled approximately 5% of total shares outstanding. In light of reaching the 5% limitation and our desire to preserve capital and liquidity, in June 2009 our board of directors approved the suspension of our redemption plan, effective for all redemption requests received subsequent to June 1, 2009, which was the deadline for all redemptions taking place in the second quarter of 2009. We may make limited exceptions to the suspension of the program in cases of death or qualifying disability. During the first quarter of 2010, our board of directors re-evaluated the status of

our redemption plan and determined to keep the suspension in place. The suspension continues as of the date of this Report and will remain in effect until our board of directors, in its discretion, determines to reinstate the redemption plan. We cannot give any assurances as to the timing of any further actions by the board with regard to the plan.

For the year ended December 31, 2009, we redeemed 3,614,980 shares of our common stock pursuant to our redemption plan at a price per share of $10.70. All of the redemption requests made prior to the suspension of our redemption plan were granted. For redemption requests made after the suspension of the redemption plan, only those which qualified under the exceptions to the suspension of our redemption plan as described above were granted. Of the total 2009 redemptions, we redeemed 61,148 shares in the fourth quarter of 2009, all of which were redeemed under the exceptions to the suspension. We funded share redemptions during 2009 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and share purchase plan.

SUMMARY OF FINANCING

The table below summarizes our non-recourse long-term debt (dollars in thousands):

	DECEMBER 31, 2009	2008
Balance		
Fixed-rate	**$ 1,293,631**	$ 1,412,288
Variable rate[(a)]	**385,298**	393,109
TOTAL	**$1,678,929**	**$1,805,397**
Percent of total debt		
Fixed-rate	**77%**	78%
Variable rate[(a)]	**23%**	22%
	100%	**100%**
Weighted average interest rate at end of year		
Fixed-rate	**5.9%**	5.9%
Variable rate[(a)]	**5.2%**	4.8%

(a) Variable rate debt at December 31, 2009 included (i) $193.0 million that has been effectively converted to fixed rates through interest rate swap derivative instruments, (ii) $33.5 million that is subject to an interest rate cap, but for which the applicable interest rate was below the interest rate cap at December 31, 2009 (iii) $117.8 million in mortgage obligations that bore interest at fixed rates but that convert to variable rates during their term and (iv) $41.0 million related to a mortgage obligation that bore interest at a fixed rate of 5.6% at December 31, 2009 but that reset to a new fixed rate of 4.5% in January 2010.

CASH RESOURCES

At December 31, 2009, our cash resources consisted of cash and cash equivalents of $69.4 million. Of this amount, $24.4 million, at then current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had unleveraged properties that had an aggregate carrying value of $33.8 million although, given the current economic environment, there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments as well as for working capital needs and other commitments.

At December 31, 2009, we had several tenants that were in various stages of the bankruptcy process. Several of these tenants have stopped making rent payments and in some cases have vacated the properties they lease from us. As a result of their non-compliance with the terms of their leases, beginning in the second quarter of 2009 we suspended debt service payments on some of the related non-recourse mortgage loans. In October 2009, we turned two of these investments over to the lenders in exchange for the lenders' agreement to relieve of us of all obligations under the related non-recourse mortgage, and we have entered into negotiations to turn an additional vacant property over to the lender. For the remaining vacant properties, we anticipate that we will incur significant carrying costs during the time the properties remain unoccupied. If additional tenants encounter financial difficulties as a result of the current economic environment, our cash flows could be further impacted.

CASH REQUIREMENTS

During 2010, we expect that cash payments will include paying distributions to shareholders and to our affiliates who hold noncontrolling interests in entities we control and making scheduled mortgage principal payments, as well as other normal recurring operating expenses. Balloon payments on our consolidated investments totaling $34.7 million will be due during 2010, consisting of $9.1 million during the second quarter of 2010, $16.7 million during the third quarter of 2010, inclusive of amounts attributable to noncontrolling interests totaling $4.2 million, and $3.1 million during the fourth quarter of 2010. In March 2010, we made a balloon payment of $5.8 million on a maturing mortgage loan. We are actively seeking to refinance certain of these loans and believe we have existing cash resources that can be used to make these payments.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and contractual obligations at December 31, 2009 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse debt — Principal	**$ 1,678,929**	$ 80,771	$ 292,017	$ 533,102	$ 773,039
Deferred acquisition fees — Principal	**7,225**	3,530	3,558	137	—
Interest on borrowings and deferred acquisition fees[a]	**518,024**	95,318	168,622	123,748	130,336
Subordinated disposition fees[b]	**6,169**	—	—	6,169	—
Property improvements[c]	**1,133**	1,133	—	—	—
Operating and other lease commitments[d]	**25,786**	2,028	4,086	4,091	15,581
	$2,237,266	**$182,780**	**$468,283**	**$667,247**	**$918,956**

(a) Interest on unhedged variable rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding at December 31, 2009.

(b) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame.

(c) Represents commitment to fund tenant improvements. Estimated total construction costs for the project are currently projected to be $3.0 million, of which $1.9 million was funded at December 31, 2009.

(d) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of $1.4 million. The table above excludes the rental obligations under ground leases of two ventures in which we own a combined interest of 38%. These obligations total $34.6 million over the lease terms, which extend through 2091. We account for these ventures under the equity method of accounting.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2009. At December 31, 2009, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We acquired two related investments in 2007 that are accounted for under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The remaining ownership of these entities is held by our advisor and certain of our affiliates. The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to us and our affiliates while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. We acquired an interest in a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. Concurrently, we also acquired an interest in a second venture (the "lending venture") that made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Under the terms of the note receivable, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Our total effective ownership interest in the ventures is 38%. In connection with the acquisition, the property venture agreed to an option agreement that gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price equal to the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer shall be in amounts necessary to fully satisfy the seller's obligations to the lending venture, and the lending venture shall be deemed to have transferred such funds up to us and our affiliates as if we had recontributed them down into the property venture based on our pro rata ownership. Accordingly, at December 31, 2009 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest, the aggregate of which would be $2.4 million, with our share approximating $1 million. In addition, our maximum exposure to loss on these ventures was $19.3 million (inclusive of both our existing investment and the amount to fund our future commitment).

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. With the exception of the venture that leases properties to Marriott International, Inc., which is owned with an unaffiliated third party, all of the underlying investments are owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2009 are presented below. Summarized financial information provided represents the total amount attributable to the ventures and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
The Upper Deck Company	50%	$ 27,693	$ 10,403	2/2011
Del Monte Corporation	50%	14,505	10,389	8/2011
PETsMART, Inc.	30%	69,439	39,576	12/2011
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[a] [b]	33%	47,121	25,783	8/2015
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corp.[a] [c]	50%	15,267	23,124	12/2016 & 1/2017
Builders FirstSource, Inc.	40%	10,970	6,586	3/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[a] [d]	38%	470,451	404,267	4/2017
Hologic, Inc.	64%	27,477	14,897	5/2023
The Talaria Company (Hinckley)	30%	56,795	30,591	6/2025
Marriott International, Inc.	47%	132,263	—	N/A
Schuler A.G.[a]	34%	74,310	—	N/A
		$946,291	**$565,616**	

(a) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2009.

(b) A former tenant, Wagon Automotive GmbH, terminated its lease in bankruptcy proceedings effective May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated but is operating under the protection of the insolvency administrator as of the date of this Report. In October 2009, the venture terminated the existing lease with Wagon Automotive Nagold GmbH, which has not filed for bankruptcy, and signed a new lease on substantially the same terms. We incurred other-than-temporary impairment charges totaling $3.8 million in connection with these ventures during 2009.

(c) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. Both tenants have ceased making rent payments, and as a result, we suspended the debt service payments on both of the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings, and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with the venture on substantially the same terms. Total assets for these ventures reflect the ventures' recognition of impairment charges totaling $25.4 million during 2009 to reduce the carrying value of the real estate to its estimated fair value. During 2009, 2008 and 2007, we incurred other-than-temporary impairment charges totaling $5.8 million, $0.4 million and $2.4 million, respectively, to reduce our carrying value in these ventures to the estimated fair value of the ventures' net assets (Note 11).

(d) Ownership interest represents our combined interest in two ventures. Total assets excludes a note receivable from an unaffiliated third party. Total third party debt excludes a related noncontrolling interest that is redeemable by the unaffiliated third party. The note receivable and noncontrolling interest each had a carrying value of $337.4 million at December 31, 2009.

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and

addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of this indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life in part using third party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions

used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally based on a third party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using third party appraisals or our estimates.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other venture partners to identify the party that is exposed to the majority of the VIE's expected losses, expected residual returns, or both. We use this analysis to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the amount and timing of future cash flows.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

IMPAIRMENTS

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property and all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other assets and liabilities is generally assumed to be equal to their carrying value.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (14 lessees represented 62% of lease revenues during 2009), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries.

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes.

INTEREST RATE RISK

The value of our real estate and related fixed rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given the current economic crisis, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We hold a participation in Carey Commercial Mortgage Trust ("CCMT"), a mortgage pool consisting of $172.3 million of mortgage debt collateralized by properties and lease assignments on properties jointly owned by us and two affiliates. With our affiliates, we also purchased subordinated interests totaling $24.1 million, in which we own a 44% interest. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. At December 31, 2009, there have been no defaults. We account for the CCMT as a marketable security that we expect to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. At December 31, 2009, we estimate that our total interest in CCMT had a fair value of $9.7 million, an increase of $0.6 million from the fair value at December 31, 2008.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period, and interest rate caps limit the borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using such derivatives is to limit our exposure to interest rate movements. At December 31, 2009, we estimate that the fair value of our interest rate swaps and interest rate caps, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a net liability position of $7.8 million, inclusive of amounts attributable to noncontrolling interests of $1.7 million (Note 10).

Certain of our unconsolidated ventures, in which we have interests ranging from 33% to 50%, have obtained participation rights in interest rate swaps obtained by the lenders of non-recourse mortgage financing to the ventures. The participation rights are deemed to be embedded credit derivatives. These derivatives generated a total unrealized loss of $1.1 million during 2009, representing the total amount attributable to the ventures, not our proportionate share. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains and losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

At December 31, 2009, substantially all of our non-recourse debt either bore interest at fixed rates, was swapped to a fixed rate or bore interest at fixed rates that were scheduled to convert to variable rates during their term. The annual interest rates on our fixed rate debt at December 31, 2009 ranged from 4.3% to 10.0%. The annual interest rates on our variable rate debt at December 31, 2009 ranged from 4.0% to 5.9%. Our debt obligations are more fully described in "Financial Condition" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2009 (in thousands):

	2010	2011	2012	2013	2014	THEREAFTER	TOTAL	FAIR VALUE
Fixed rate debt	$67,719	$97,306	$136,823	$134,205	$285,040	$572,538	$1,293,631	$1,233,972
Variable rate debt	$13,052	$13,967	$ 43,921	$ 14,055	$ 99,802	$200,501	$ 385,298	$ 382,615

The estimated fair value of our fixed rate debt and our variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swap agreements is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2009 by an aggregate increase of $65.3 million or an aggregate decrease of $61.3 million, respectively. Annual interest expense on our unhedged variable rate debt that does not bear interest at fixed rates at December 31, 2009 would increase or decrease by $0.3 million for each respective 1% change in annual interest rates. As more fully described in Summary of Financing above, a significant portion of the debt classified as variable rate debt in the tables above has been converted to fixed rates through the use of interest rate swap agreements or bore interest at fixed rates at December 31, 2009 but has interest rate reset features that will change the fixed interest rates to variable rates at certain points in their term. Such debt is generally not subject to short-term fluctuations in interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union, and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and British Pound Sterling, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. We are currently a net receiver of these currencies (we receive more cash then we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For 2009, we recognized net unrealized foreign currency gains of $1.0 million and net realized foreign currency losses of less than $0.1 million. These gains or losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases, for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Euro	$ 94,606	$ 94,646	$ 90,355	$ 87,928	$ 88,248	$ 552,777	**$ 1,008,560**
British pound sterling	2,031	2,031	2,031	2,077	1,817	35,978	**45,965**
	$96,637	**$96,677**	**$92,386**	**$90,005**	**$90,065**	**$588,755**	**$1,054,525**

Scheduled debt service payments (principal and interest) for the mortgage notes payable for our foreign operations during each of the next five years and thereafter are as follows (in thousands):

DEBT SERVICE[a] [b]	2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Euro	$ 59,220	$ 83,266	$ 57,298	$ 57,159	$ 215,548	$ 499,083	**$ 971,574**
British pound sterling	4,236	753	748	741	812	10,901	**18,191**
	$63,456	**$84,019**	**$58,046**	**$57,900**	**$216,360**	**$509,984**	**$989,765**

(a) Based on the applicable exchange rate at December 31, 2009. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.
(b) Interest on unhedged variable rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2009.

As a result of scheduled balloon payments on non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014. In 2014, balloon payments totaling $163.2 million are due on three non-recourse mortgage loans that are collateralized by properties that we own with affiliates. We anticipate that, by 2014, we and our noncontrolling interest partners will seek to refinance certain of these loans or will use existing cash resources to make these payments, if necessary.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2009, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $1.8 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 15 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 15 Incorporated and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 26, 2010

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2009	2008
Assets		
Investments in real estate:		
Real estate, at cost	**$ 2,267,459**	$ 2,306,018
Accumulated depreciation	**(281,854)**	(238,360)
NET INVESTMENTS IN PROPERTIES	**1,985,605**	2,067,658
Net investment in direct financing leases	**372,636**	448,635
Equity investments in real estate	**181,771**	199,124
NET INVESTMENTS IN REAL ESTATE	**2,540,012**	2,715,417
Cash and cash equivalents	**69,379**	112,032
Intangible assets, net	**211,734**	241,083
Other assets, net	**137,963**	120,673
TOTAL ASSETS	**$2,959,088**	**$3,189,205**
Liabilities and Equity		
Liabilities:		
Non-recourse debt	**$1,678,929**	$1,805,397
Accounts payable, accrued expenses and other liabilities	**38,431**	34,214
Prepaid and deferred rental income and security deposits	**78,922**	81,064
Due to affiliates	**18,303**	28,327
Distributions payable	**22,698**	22,055
TOTAL LIABILITIES	**1,837,283**	1,971,057
Commitments and contingencies (Note 14)		
Equity:		
CPA®:15 shareholders' equity:		
Common stock, $0.001 par value; 240,000,000 shares authorized; 141,748,316 and 138,840,480 shares issued, respectively	**142**	139
Additional paid-in capital	**1,315,521**	1,282,826
Distributions in excess of accumulated earnings	**(297,779)**	(207,949)
Accumulated other comprehensive income	**2,201**	460
	1,020,085	1,075,476
Less, treasury stock at cost, 15,923,273 and 12,308,293 shares, respectively	**(167,907)**	(129,233)
TOTAL CPA®:15 SHAREHOLDERS' EQUITY	**852,178**	946,243
Noncontrolling interests	**269,627**	271,905
TOTAL EQUITY	**1,121,805**	1,218,148
TOTAL LIABILITIES AND EQUITY	**$2,959,088**	**$3,189,205**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2009	2008	2007
Revenues			
Rental income	**$ 240,915**	$ 240,663	$ 228,302
Interest income from direct financing leases	**38,822**	45,610	46,089
Other operating income	**7,002**	7,761	7,683
	286,739	294,034	282,074
Operating Expenses			
Depreciation and amortization	**(62,649)**	(64,231)	(59,201)
Property expenses	**(40,887)**	(43,641)	(39,973)
General and administrative	**(8,861)**	(9,867)	(11,450)
Impairment charges	**(49,046)**	(1,330)	—
	(161,443)	(119,069)	(110,624)
Other Income and Expenses			
Income from equity investments in real estate	**4,010**	12,460	21,328
Other interest income	**2,324**	5,463	9,582
Other income and (expenses)	**1,282**	3,440	8,180
Advisor settlement (Note 13)	**—**	9,111	—
Interest expense	**(102,408)**	(110,378)	(109,683)
	(94,792)	(79,904)	(70,593)
Income from continuing operations before income taxes	**30,504**	95,061	100,857
Provision for income taxes	**(4,928)**	(6,908)	(5,890)
INCOME FROM CONTINUING OPERATIONS	**25,576**	88,153	94,967
Discontinued Operations			
Income from operations of discontinued properties	**498**	2,519	7,070
Gain (loss) on sale of real estate	**11,125**	(67)	22,087
Impairment charges	**(7,299)**	(39,411)	—
Income (loss) from discontinued operations	**4,324**	(36,959)	29,157
NET INCOME	**29,900**	51,194	124,124
Less: Net income attributable to noncontrolling interests	**(30,148)**	(22,500)	(36,934)
NET (LOSS) INCOME ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ (248)**	**$ 28,694**	**$ 87,190**
(Loss) Earnings per Share			
(Loss) income from continuing operations attributable to CPA®:15 shareholders	**$ (0.01)**	$ 0.42	$ 0.52
Income (loss) from discontinued operations attributable to CPA®:15 shareholders	**0.01**	(0.20)	0.16
NET INCOME ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ —**	**$ 0.22**	**$ 0.68**
WEIGHTED AVERAGE SHARES OUTSTANDING	**125,834,605**	**128,588,054**	**128,918,790**
Amounts Attributable to CPA®:15 Shareholders			
(Loss) income from continuing operations, net of tax	**(810)**	54,177	67,426
Income (loss) from discontinued operations, net of tax	**562**	(25,483)	19,764
NET (LOSS) INCOME	**$ (248)**	**$ 28,694**	**$ 87,190**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	2007
NET INCOME	**$ 29,900**	$ 51,194	$124,124
Other Comprehensive Income:			
Foreign currency translation adjustment	**1,618**	(27,915)	27,346
Change in unrealized gain (loss) on marketable securities	**925**	(1,672)	360
Change in unrealized (loss) gain on derivative instruments	**(1,863)**	(15,138)	5,982
	680	(44,725)	33,688
COMPREHENSIVE INCOME	**30,580**	6,469	157,812
Amounts Attributable to Noncontrolling Interests:			
Net income	**(30,148)**	(22,500)	(36,934)
Foreign currency translation adjustment	**509**	6,682	(10,230)
Change in unrealized loss (gain) on derivative instruments	**552**	3,339	(1,539)
Comprehensive income attributable to noncontrolling interests	**(29,087)**	(12,479)	(48,703)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ 1,493**	$ (6,010)	$109,109

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL CPA®: 15 SHAREHOLDERS	NONCONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2007	128,384,187	$133	$1,211,624	$(139,397)	$ 13,245	$ (39,843)	$1,045,762	$275,809	$1,321,571
Shares issued $.001 par, at $10.50 and $11.40 per share, net of offering costs	1,923,280	2	20,661				20,663		20,663
Shares, $.001 par, issued to advisor at $10.50 and $11.40 per share	1,312,012	1	14,956				14,957		14,957
Contributions from noncontrolling interests							—	30,780	30,780
Distributions declared ($0.6691 per share[a])				(96,283)			(96,283)		(96,283)
Distributions to noncontrolling interests							—	(55,261)	(55,261)
Net income				87,190			87,190	36,934	124,124
Other comprehensive income:									
Foreign currency translation adjustment					17,116		17,116	10,230	27,346
Change in unrealized gain on marketable securities					360		360		360
Change in unrealized gain on derivative instruments					4,443		4,443	1,539	5,982
Repurchase of shares	(3,098,799)					(32,311)	(32,311)		(32,311)
BALANCE AT DECEMBER 31, 2007	128,520,680	136	1,247,241	(148,490)	35,164	(72,154)	1,061,897	300,031	1,361,928
Shares issued $.001 par, at $11.40 and $12.20 per share, net of offering costs	1,735,987	2	19,649				19,651		19,651
Shares, $.001 par, issued to advisor at $12.20 per share	1,306,304	1	15,936				15,937		15,937
Contributions from noncontrolling interests							—	11,128	11,128
Distributions declared ($0.6902 per share)				(88,153)			(88,153)		(88,153)
Distributions to noncontrolling interests							—	(51,733)	(51,733)
Net income				28,694			28,694	22,500	51,194
Other comprehensive loss:									
Foreign currency translation adjustment					(21,233)		(21,233)	(6,682)	(27,915)
Change in unrealized loss on marketable securities					(1,672)		(1,672)		(1,672)
Change in unrealized loss on derivative instruments					(11,799)		(11,799)	(3,339)	(15,138)
Repurchase of shares	(5,030,784)					(57,079)	(57,079)		(57,079)
BALANCE AT DECEMBER 31, 2008	126,532,187	139	1,282,826	(207,949)	460	(129,233)	946,243	271,905	1,218,148
Shares issued $.001 par, from $10.93 to $12.20 per share, net of offering costss	1,807,202	2	19,969				19,971		19,971
Shares, $.001 par, issued to advisor at $11.50 per share	1,100,634	1	12,726				12,727		12,727
Contributions from noncontrolling interests							—	18,157	18,157
Distributions declared ($0.7151 per share)				(89,582)			(89,582)		(89,582)
Distributions to noncontrolling interests							—	(49,522)	(49,522)
Net (loss) income				(248)			(248)	30,148	29,900
Other comprehensive income (loss):									
Foreign currency translation adjustment					2,127		2,127	(509)	1,618
Change in unrealized gain on marketable securities					925		925		925
Change in unrealized loss on derivative instruments					(1,311)		(1,311)	(552)	(1,863)
Repurchase of shares	(3,614,980)					(38,674)	(38,674)		(38,674)
BALANCE AT DECEMBER 31, 2009	**125,825,043**	**$142**	**$1,315,521**	**$(297,779)**	**$ 2,201**	**$(167,907)**	**$ 852,178**	**$269,627**	**$1,121,805**

(a) Per share amount excludes a special cash distribution of $0.08 per share declared in December 2007 (Note 15).

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	2009	2008	2007
Cash Flows — Operating Activities			
Net income	**$ 29,900**	$ 51,194	$ 124,124
Adjustments to net income:			
Depreciation and amortization including intangible assets and deferred financing costs	**65,294**	68,815	64,835
Straight-line rent and financing lease adjustments	**6,621**	5,817	5,465
Income from equity investments in real estate in excess of distributions received	**11,244**	2,594	(16,988)
Issuance of shares to affiliate in satisfaction of fees due	**12,727**	15,937	14,957
Realized loss (gain) on foreign currency transactions, derivative instruments and other, net	**17**	(10,278)	(5,753)
Unrealized (gain) loss on foreign currency transactions, derivative instruments and other, net	**(1,552)**	7,950	(3,741)
Reversal of unrealized gain on warrants	**—**	—	1,290
Gain on sale of real estate, net	**(11,332)**	(718)	(22,087)
Impairment charges	**56,345**	40,741	—
(Increase) decrease in cash held in escrow for operating activities	**(4,578)**	440	295
Changes in operating assets and liabilities	**(4,653)**	(1,703)	588
NET CASH PROVIDED BY OPERATING ACTIVITIES	**160,033**	180,789	162,985
Cash Flows — Investing Activities			
Distributions from equity investments in real estate in excess of equity income	**7,412**	23,130	12,030
Capital expenditures and acquisitions of real estate	**(2,379)**	(269)	(44,110)
Contributions to equity investments in real estate	**—**	(26,633)	(95,369)
Funds placed in escrow for construction of real estate	**(5,327)**	—	—
Proceeds from sale of real estate	**9,481**	11,966	99,565
Payment of deferred acquisition fees to an affiliate	**(6,903)**	(8,413)	(10,802)
VAT taxes paid in connection with acquisition of real estate	**—**	—	(2,336)
VAT taxes recovered in connection with acquisition of real estate	**—**	—	2,336
Payment to exercise common stock warrants	**—**	—	(499)
Proceeds from exercise of common stock warrants	**—**	85	1,580
Repayment (issuance) of loan to affiliate	**—**	7,569	(7,569)
Release of escrow deposit from proceeds from sale of real estate	**—**	—	4,754
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**2,284**	7,435	(40,420)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2009	2008	2007
Cash Flows — Financing Activities			
Distributions paid[(a)]	**$ (88,939)**	$ (98,153)	$ (85,327)
Distributions paid to noncontrolling interests	**(49,522)**	(51,733)	(55,261)
Contributions from noncontrolling interests	**18,157**	11,128	30,780
Proceeds from mortgages	**40,497**	68,000	42,334
Prepayment of mortgage principal	**(14,623)**	(88,941)	(4,099)
Scheduled payments of mortgage principal	**(92,765)**	(42,662)	(54,903)
Deferred financing costs and mortgage deposits, net of deposits refunded	**(1,116)**	(1,409)	136
Proceeds from issuance of shares, net of costs	**19,971**	19,651	20,663
Purchase of treasury stock	**(38,674)**	(57,079)	(32,311)
NET CASH USED IN FINANCING ACTIVITIES	**(207,014)**	(241,198)	(137,988)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**2,044**	(1,845)	7,899
Net decrease in cash and cash equivalents	**(42,653)**	(54,819)	(7,524)
Cash and cash equivalents, beginning of year	**112,032**	166,851	174,375
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 69,379**	**$112,032**	**$ 166,851**

(a) Includes a special distribution of $10.2 million ($0.08 per share) declared in December 2007 and paid in January 2008.

(IN THOUSANDS)	2009	2008	2007
Supplemental Cash Flow Information			
INTEREST PAID, NET OF DE MINIMUS AMOUNTS CAPITALIZED	**$103,682**	**$115,029**	**$ 112,422**
INCOME TAXES PAID	**$ 7,599**	**$ 5,974**	**$ 2,860**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 15 Incorporated is a publicly owned, non-actively traded REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent increases, tenant defaults and sales of properties. At December 31, 2009, our portfolio was comprised of our full or partial ownership interest in 354 properties, substantially all of which were triple-net leased to 79 tenants, and totaled approximately 30 million square feet (on a pro rata basis) with an occupancy rate of approximately 98%. We were formed in 2001 and are managed by the advisor.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity, or VIE, and if we are deemed to be the primary beneficiary under current authoritative accounting guidance. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, we consider that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or

otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting.

We have investments in tenant-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment.

We have several interests in consolidated ventures that have noncontrolling interests with finite lives. As these are not considered to be mandatorily redeemable noncontrolling interests, we have reflected them as Noncontrolling interests in equity in the consolidated financial statements. The carrying value of these noncontrolling interests at December 31, 2009 and 2008 was $31.8 million and $31.2 million, respectively. The fair value of these noncontrolling interests at December 31, 2009 and 2008 was $26.4 million and $27.0 million, respectively.

Out-of-Period Adjustments

During the fourth quarter of 2009, we identified errors in the consolidated financial statements for the years ended December 31, 2002 through the third quarter of 2009. These errors related to foreign currency translation adjustment of amortization of intangible assets on two foreign investments aggregating $1.3 million over the period from 2002 to the third quarter of 2009, inclusive of amounts attributable to noncontrolling interests of $0.6 million. As a result of these errors, net income was understated by less than $0.1 million in 2002 and overstated by $0.1 million in 2003, 2004 and 2005, $0.2 million in 2006, $0.3 million in 2007, $0.4 million in 2008 and $0.2 million during the first three quarters of 2009. These amounts are inclusive of amounts attributable to noncontrolling interests of less than $0.1 million in 2003 and 2004; $0.1 million in 2005—2007, $0.2 million in 2008 and $0.1 million during the first three quarters of 2009. We concluded that these adjustments were not material to any prior period's consolidated financial statements. As such, this cumulative charge was recorded in the statement of operations for the year ended December 31, 2009, rather than restating prior periods.

During the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2005 and 2006. These errors related to accounting for foreign income taxes (aggregating $0.6 million over the period from 2005—2006) and valuation of stock warrants (aggregating $0.5 million in the fourth quarter of 2006) that are accounted for as derivative instruments because of net cash settlement features. As a result of these errors, net income was overstated by $0.1 million in 2005 and $1.0 million in 2006. We concluded that these adjustments were not material to any prior period's consolidated financial statements. We also concluded that the cumulative charge for the accrual for foreign income taxes and valuation of stock warrants of $1.1 million was not material to the year ended December 31, 2007. As such, this cumulative charge was recorded in the statement of income for the year ended December 31, 2007, rather than restating prior periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the adoption of accounting guidance for noncontrolling interests

during the year ended December 31, 2009, as well as the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using third party appraisals or our estimates. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2009 and 2008, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 8) and equity securities, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of Other comprehensive income ("OCI") until realized.

Other Assets and Other Liabilities

We include escrow balances and tenant security deposits held by lenders, restricted cash balances, accrued rents and interest receivable, common stock warrants and derivative instruments, marketable securities and deferred charges in Other assets. We include deferred rental income, derivative instruments and miscellaneous amounts held on behalf of tenants in Other liabilities.

Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2009, 2008 and 2007, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $28.3 million, $28.9 million and $29.0 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (14 lessees represented 62% of lease revenues during 2009), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Acquisition Costs

We adopted the FASB's revised guidance for business combinations on January 1, 2009. The revised guidance establishes principles and requirements for how the acquirer in a business combination must recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the entity acquired, and goodwill acquired in a business combination. Additionally, the revised guidance requires that an acquiring entity must immediately expense all acquisition costs and fees associated with a business combination, while such costs are capitalized for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would have been capitalized and allocated to the cost basis of the acquisition. Post acquisition, there will be a subsequent positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. For those investments that are not deemed to be a business combination, the revised guidance is not expected to have a material impact on our consolidated financial statements. Historically, we have not acquired investments that would be deemed a business combination under the revised guidance. In connection with a build-to-suit transaction that we entered into during 2009, which was deemed to be a real estate acquisition, we capitalized acquisition-related costs and fees totaling $0.2 million.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties or improvements, which range from 2.5 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition, we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value, as determined using market information. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is significant and/or has lasted for an extended period of time. We review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline, to determine if the decline is other-than-temporary. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency Translation

We have interests in real estate investments in the European Union for which the functional currencies are the Euro and the British Pound Sterling. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of OCI in equity. At December 31, 2009 and 2008, the cumulative foreign currency translation adjustment gain was $8.4 million and $6.3 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized unrealized gains from such transactions of $1.0 million, unrealized losses of $5.2 million and unrealized gains of $2.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, we recognized realized losses of less than $0.1 million and realized gains of $6.4 million and $3.8 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or

recognized in OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements. The tax provision for 2007 included $0.6 million in expenses that related to the years ended December 31, 2005 and 2006 that had not previously been accrued (see Out-of-Period Adjustments above).

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

(Loss) Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, (loss) earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued authoritative guidance for subsequent events, which we adopted as required in the second quarter of 2009. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

Future Accounting Requirements

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. These amendments require an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amendments change the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE. This guidance is effective for us beginning January 1, 2010. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. Under the terms of this agreement, which was amended and renewed effective October 1, 2009, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

Under the advisory agreement, we pay the advisor asset management and performance fees, each of which are ½ of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor's option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2009, 2008 and 2007, the advisor elected to receive its asset management fees in cash. For 2009, the advisor elected to receive 80% of its performance fees from us in restricted shares of our common stock, with the remaining 20% payable in cash. For 2008 and 2007, the advisor elected to receive all of its performance fees in restricted shares of our common stock. We incurred base asset management fees of $14.4 million, $15.9 million and $15.5 million in 2009, 2008 and 2007, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2009, the advisor owned 8,146,624 shares (6.5%) of our common stock.

Transaction Fees

Under the advisory agreement, we also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date a property was purchased, subject to satisfying the 6% performance criterion. Interest on unpaid installments is 6% per year. During 2009, 2008 and 2007, we incurred current acquisition fees of $0.1 million, $0.5 million and $6.2 million, respectively, and deferred acquisition fees of $0.1 million, $0.4 million and $4.9 million, respectively. Unpaid installments of deferred acquisition fees totaled $7.2 million and $14.1 million at December 31, 2009 and 2008, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $6.9 million, $8.4 million and $10.8 million in cash to the advisor in January 2009, 2008 and 2007, respectively. We also pay the advisor mortgage refinancing fees, which totaled $0.1 million and $0.3 million in 2009 and 2008, respectively. No such mortgage refinancing fees were paid during 2007.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $6.2 million and $6.1 million at December 31, 2009 and 2008, respectively.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf including property-specific costs, professional fees, office expenses and business

development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $3.1 million, $3.3 million and $4.0 million during 2009, 2008 and 2007, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. Under the terms of an agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.8 million during 2009 and $0.9 million during 2008 and 2007. Based on gross revenues through December 31, 2009, our current share of future annual minimum lease payments under this agreement would be $0.7 million annually through 2016.

We own interests in entities ranging from 30% to 75%, as well as jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 6).

In December 2007, we loaned $7.6 million to our advisor to fund the advisor's acquisition of certain tenant-in-common interests in Europe. The loan represented the advisor's share of funds from two ventures in which we and the advisor hold 54% and 46% interests, respectively, which we consolidate. The loan was repaid with interest in March 2008. We recognized interest income of $0.1 million during 2008 in connection with this loan. Interest income recognized during 2007 in connection with this loan was de minimis.

In August 2007, a venture in which we hold a 47% interest borrowed $8.7 million from the advisor in order to facilitate the defeasance of its existing non-recourse mortgage obligation. The loan was repaid with de minimis interest in September 2007.

4 | NET INVESTMENTS IN PROPERTIES

Net Investments in Properties

Net investments in properties, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	**2008**
Land	**$ 521,308**	$ 543,027
Building	**1,746,151**	1,762,991
Less: Accumulated depreciation	**(281,854)**	(238,360)
	$1,985,605	**$2,067,658**

See Note 11 for a discussion of impairment charges incurred during 2009 and 2008, respectively.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable operating leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$ 246,216
2011	246,138
2012	240,986
2013	237,668
2014	222,245
Thereafter through 2027	1,446,425

There was no percentage rent revenue for operating leases in 2009, 2008 and 2007, respectively.

5 | NET INVESTMENT IN DIRECT FINANCING LEASES

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Minimum lease payments receivable	$ 595,936	$ 737,431
Unguaranteed residual value	286,478	354,502
	882,414	1,091,933
Less: unearned income	(509,778)	(643,298)
	$ 372,636	$ 448,635

See Note 11 for a discussion of impairment charges incurred during 2009 and 2008, respectively.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2010	$ 39,232
2011	39,337
2012	39,179
2013	36,822
2014	36,535
Thereafter through 2033	404,831

Percentage rent revenue for direct financing leases was $0.4 million in each of 2009, 2008 and 2007.

Dispositions of Net Investments in Direct Financing Leases

2009 — In April 2009, Shires Limited filed for bankruptcy and subsequently vacated four of the six properties it leased from us in the United Kingdom and Ireland. As a result, beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan and used proceeds of $3.6 million drawn from a letter of credit provided by Shires Limited to prepay a portion of the mortgage loan. In September 2009, we sold one of the properties to a third party for $1.0 million and recognized a loss on the sale of $2.1 million. We used the sale proceeds to prepay a further portion of the outstanding mortgage loan balance. In October 2009, we returned the remaining five properties to the lender in exchange for the lenders' agreement to relieve us of all obligations under the related non-recourse mortgage loan. These five properties and related mortgage loan had carrying values of $13.7 million and $13.4 million, respectively, at the date of disposition, excluding impairment charges totaling $19.6 million recognized during 2009 (Note 11). We recognized gains on disposition of real estate and extinguishment of debt of $1.1 million and $1.0 million, respectively, in 2009 in connection with the disposition of these properties. Included in the gain on extinguishment of debt of $1.0 million is the recognition of a gain of $1.4 million related to the write off an interest rate swap related to the debt (Note 10).

In addition, during 2009, we sold two properties that were accounted for as net investments in direct financing leases to third parties for $4.4 million, net of selling costs, and recognized a net loss of less than $0.1 million on the sale, excluding impairment charges totaling $1.5 million recognized during 2009 (Note 11).

2008 — In September 2008, we agreed to terminate a master net lease with Warehouse Associates, Inc. at two properties that were accounted for as net investments in direct financing leases and sold the properties to a third party in December 2008 for $6.8 million, net of selling costs. We recognized a loss of $0.2 million on the sale, excluding an impairment charge of $4.0 million.

In connection with the sale, we used a significant portion of the sale proceeds to prepay the existing $7.5 million non-recourse mortgage debt and incurred prepayment penalties of $0.3 million. As a result of the lease termination, these properties were reclassified as Real estate, net in 2008 and their results of operations for the period from the date of the lease termination through the date of disposition are included in Income (loss) from discontinued operations (Note 17).

In October 2008, we sold a property that was accounted for as a net investment in direct financing lease for $4.1 million, net of selling costs, for a gain of $0.8 million. In connection with the sale, we used the sale proceeds to prepay an existing $4.1 million non-recourse mortgage loan that was collateralized by the sold property and a property that we retained. We incurred prepayment penalties of $0.3 million as a result of this prepayment.

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less but over which we exercise significant influence, and (ii) as tenants-in-common subject to common control, including a 64% tenant-in-common interest in a venture (Note 2). All of the underlying investments are generally owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2009	CARRYING VALUE AT DECEMBER 31, 2009	2008
Marriott International, Inc.	47%	**$ 66,813**	$ 68,933
Schuler A.G.[a]	34%	**46,031**	45,607
Hellweg Die Profi-Baumarkte GmbH & Co. KG[a] [b]	38%	**18,306**	23,126
The Upper Deck Company[c]	50%	**11,527**	11,668
PETsMART, Inc.	30%	**8,689**	8,920
Hologic, Inc.	64%	**8,424**	8,523
The Talaria Company (Hinckley)	30%	**7,809**	7,731
Del Monte Corporation	50%	**6,343**	7,024
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[a] [d]	33%	**5,825**	8,592
Builders FirstSource, Inc.	40%	**1,592**	1,737
Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.[a] [e]	50%	**412**	7,263
		$181,771	**$199,124**

(a) Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b) The decrease in carrying value was primarily due to cash distributions made to us by the venture.

(c) We recognized other-than-temporary impairment charges of $0.7 million and $0.9 million in connection with this venture during 2009 and 2008, respectively, to reduce the carrying amount of our investment to reflect the fair value of our share of the venture's net assets (Note 11).

(d) We acquired our interest in this investment in August 2008. We recognized other-than-temporary impairment charges totaling $3.8 million in connection with this venture during 2009 (Note 11). See Acquisitions of Equity Investments in Real Estate below for developments related to these tenants during 2008 and 2009.

(e) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. Both tenants ceased making rent payments during the second quarter of 2009, and as a result, we suspended the debt service payments on both of the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with the venture on substantially the same terms. We recognized other-than-temporary impairment charges totaling $5.8 million, $0.4 million and $2.4 million in connection with these ventures during 2009, 2008 and 2007, respectively (Note 11).

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	DECEMBER 31,	
	2009	2008
Assets	$1,283,688	$1,347,755
Liabilities	(601,457)	(621,078)
PARTNERS' AND MEMBERS' EQUITY	$ 682,231	$ 726,677

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Revenue	$118,713	$116,064	$ 96,765
Expenses	(59,002)	(56,847)	(48,202)
Impairment charges[(a)]	(34,157)	—	—
Gain on sale of real estate[(b)]	—	—	31,317
NET INCOME	$ 25,554	$ 59,217	$79,880

(a) Represents impairment charges incurred by several ventures to reduce the carrying value of net investments in properties to their estimated fair values and to reflect declines in the estimated residual values of net investments in direct financing leases. See Note 11 for a discussion of other-than-temporary impairment charges incurred on our equity investments in real estate during 2009, 2008 and 2007, respectively. Other-than-temporary impairment charges on equity investments in real estate are calculated using a different method than impairment charges related to net investments in properties and net investments in direct financing leases. See Impairments in Note 2 for an explanation of each method.

(b) Reflects gain on sale of a property by a venture that leases properties to Marriott International Inc. In August 2007, this venture, which owned 13 properties at that date and in which we and an unaffiliated third party hold 47% and 53% interests, respectively, sold a property for $43.3 million, net of selling costs and recorded a gain on the sale of $31.3 million. Concurrent with the sale, the venture defeased the existing non-recourse mortgage obligation of $46.9 million collateralized by all 13 properties and incurred a charge for prepayment penalties and related costs totaling $5.1 million. In order to facilitate the defeasance, this venture borrowed $8.7 million from the advisor in August 2007 which it repaid in September 2007. In addition, the venture's existing lease was restructured to, among other things, extend the term and increase the rent payable under the lease. Separate financial statements for this venture are included herein.

We recognized income from equity investments in real estate of $4.0 million, $12.5 million and $21.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Income from equity investments in real estate represents our share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

Acquisition of Equity Investments in Real Estate

2008 — In August 2008, a venture in which we and an affiliate hold 33% and 67% interests, respectively, acquired an equity investment in Germany at a total cost (not our proportionate share) of $57.8 million. The venture leased properties to two tenants, Wagon Automotive GmbH and Wagon Automotive Nagold GmbH, under net leases that were guaranteed by the tenants' parent company, Wagon PLC. The venture obtained non-recourse mortgage financing of $29.3 million at a fixed annual interest rate of 6.2% and a term of seven years. We account for this investment under the equity method of accounting as we do not have a controlling interest but exercise significant influence.

In December 2008, Wagon PLC filed for bankruptcy protection in the United Kingdom for itself and certain of its subsidiaries based in the United Kingdom, and Wagon Automotive GmbH filed for bankruptcy in Germany. Wagon Automotive GmbH terminated its lease in bankruptcy proceedings effective May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business. Waldaschaff Automotive has been paying rent to us, albeit it at a significantly reduced rate, while new lease terms are being negotiated but is operating under the protection of the insolvency administrator as of the date of this Report. In October 2009, the venture terminated the existing lease with Wagon Automotive Nagold GmbH, which has not filed for bankruptcy, and signed a new lease on substantially the same terms. In connection with the bankruptcy filings by Wagon PLC and Wagon Automotive GmbH, the lender of the mortgage financing has sent the venture a notice in order to preserve its right to retain any rent payments that may be made under the leases, as well as to take further actions, including accelerating the debt and foreclosure. The lender has not exercised any of these rights as of the date of this Report. As a result of these events, we recognized other-than-temporary impairment charges totaling $3.8 million in connection with these ventures during 2009 (Note 11).

7 | INTANGIBLES

In connection with our acquisition of properties, we have recorded net lease intangibles of $306.3 million, which are being amortized over periods ranging from seven years and four months to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows (in thousands):

	DECEMBER 31,	
	2009	2008
Lease intangibles		
In-place lease	**$ 192,735**	$ 205,175
Tenant relationship	**32,801**	36,653
Above-market rent	**100,600**	101,449
Less: accumulated amortization	**(114,402)**	(102,194)
	$211,734	**$241,083**
Below-market rent	**$ (19,793)**	$ (25,616)
Less: accumulated amortization	**3,803**	5,641
	$ (15,990)	**$ (19,975)**

Net amortization of intangibles, including the effect of foreign currency translation, was $22.6 million, $23.1 million and $23.2 million for 2009, 2008 and 2007, respectively. Based on the intangibles recorded at December 31, 2009, scheduled annual net amortization of intangibles for each of the next five years is expected to be $21.0 million in 2010, $20.6 million in 2011, $19.7 million in 2012, $19.5 million in 2013 and $18.5 million in 2014.

During 2008, we wrote off intangible assets totaling $3.5 million in connection with a lease termination at a property.

8 | INTEREST IN MORTGAGE LOAN SECURITIZATION

We account for our subordinated interest in the CCMT mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of accumulated OCI in equity. Our interest in CCMT consists of interests in Class IO and Class E certificates. Our interest in the Class IO certificates, which are rated Aaa by Moody's Investors Service, Inc. and AAA by Fitch Inc., had an estimated fair value of $0.6 million and $1.3 million at December 31, 2009 and 2008, respectively. Our interest in the Class E certificates, which are rated between Baa3 and Caa by Moody's and between BBB- and CCC by Fitch, had an estimated fair value of $9.1 million and $7.8 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the total estimated fair value of our interest was $9.7 million and $9.1 million, respectively, and reflected an aggregate unrealized loss of $0.3 million and $1.3 million, respectively, and cumulative net amortization of $1.9 million and $1.6 million, respectively. We use a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees to determine the fair value of our interest in CCMT.

One of the key variables in determining the fair value of the subordinated interest is current interest rates. The following table presents a sensitivity analysis of the fair value of our interest at December 31, 2009 based on adverse changes in market interest rates of 1% and 2% (in thousands):

	FAIR VALUE AS OF DECEMBER 31, 2009	1% ADVERSE CHANGE	2% ADVERSE CHANGE
Fair value of our interest in CCMT	**$9,731**	$9,515	$9,305

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

In April 2009, the FASB amended the existing guidance related to other-than-temporary impairments for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We adopted the new guidance as required in the second quarter of 2009. The adoption of the new guidance did not have a material effect on our financial position and results of operations.

9 | FAIR VALUE MEASUREMENTS

In September 2007, the FASB issued authoritative guidance for using fair value to measure assets and liabilities, which we adopted as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, which we adopted as required on January 1, 2009. In April 2009, the FASB provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, which we adopted as required in the second quarter of 2009. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain marketable securities.

Items Measured at Fair Value on a Recurring Basis

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2009	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$ 36,652**	$ 36,652	$ —	$ —
Debt/equity securities	**9,865**	—	—	9,865
Derivative assets	**2,380**	—	580	1,800
	$48,897	**$36,652**	**$ 580**	**$11,665**
Liabilities:				
Derivative liabilities	**$ (8,396)**	**$ —**	**$(8,396)**	**$ —**

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2008	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$73,194**	$ 73,194	$ —	$ —
Debt/equity securities	**9,188**	—	—	9,188
Derivative assets	**1,380**	—	5	1,300
	$83,687	$73,194	$ 5	$10,488
Liabilities:				
Derivative liabilities	**$(5,551)**	**$ —**	**$(5,551)**	**$ —**

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Only)					
	Debt/Equity Securities	Derivative Assets	Total Assets	Debt/Equity Securities	Derivative Assets	Total Assets
	Year Ended December 31, 2009			Year Ended December 31, 2008		
Beginning balance	$9,188	$1,300	$10,488	$11,212	$ 1,379	$ 12,591
Total gains or losses (realized and unrealized):						
Included in earnings	43	511	554	(4)	(79)	(83)
Included in other comprehensive income	925	—	925	(1,672)	—	(1,672)
Amortization and accretion	(291)		(291)	(348)	—	(348)
Purchases, issuances, and settlements	—	(11)	(11)	—	—	—
ENDING BALANCE	**$9,865**	**$1,800**	**$11,665**	**$ 9,188**	**$1,300**	**$10,488**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ 43**	**$ 500**	**$ 543**	**$ (4)**	**$ (79)**	**$ (83)**

Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our financial instruments had the following carrying value and fair value (in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse debt	$1,678,929	$1,616,587	$1,805,397	$1,685,820
Debt/equity securities[a]	10,167	9,865	10,410	9,188

(a) Carrying value represents historical cost for debt and equity securities.

We determine the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2009 and 2008.

Items Measured at Fair Value on a Non-Recurring Basis

At December 31, 2009, we performed our quarterly assessment of the value of our real estate investments in accordance with current authoritative accounting guidance. We determine the valuation of these assets using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. Actual results may differ materially if market conditions or the underlying assumptions change. See Note 11 for a discussion of impairment charges incurred during the years ended December 31, 2009, 2008 and 2007, respectively.

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2009 and 2008, respectively. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	YEAR ENDED DECEMBER 31, 2009		YEAR ENDED DECEMBER 31, 2008	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Assets:				
Net investments in properties	$ 79,556	$ 31,079	$ 33,555	$ 39,411
Net investments in direct financing leases	56,587	25,234	75,377	1,330
Equity investments in real estate	16,685	10,284	15,544	1,310
Intangible assets	3,175	103	—	—
	$ 156,003	$66,700	$124,476	$ 42,051
LIABILITIES:	$ (901)	$ (71)	$ —	$ —
INTANGIBLE LIABILITIES	**$ (901)**	**$ (71)**	**$ —**	**$ —**

10 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our marketable securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

In March 2008, the FASB amended the existing guidance for accounting for derivative instruments and hedging activities to require additional disclosures that are intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows. The enhanced disclosure requirements primarily surround the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. The required additional disclosures are presented below.

The following table sets forth our derivative instruments at December 31, 2009 and 2008 (in thousands):

	BALANCE SHEET LOCATION	ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31, 2009	ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31, 2008	LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31, 2009	LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31, 2008
Derivatives designated as hedging instruments					
Interest rate cap	Other assets	$ 1	$ 5	$ —	$ —
Interest rate swaps	Other assets or Other liabilities	579	—	(8,396)	(5,551)
		580	5	(8,396)	(5,551)
Derivatives not designated as hedging instruments					
Stock warrants	Other assets	1,800	1,300	—	—
Total derivatives		**$2,380**	**$1,305**	**$(8,396)**	**$(5,551)**

The following tables present the impact of derivative instruments on, and their location within, the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVE (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, 2009	2008	2007
Interest rate cap	$ (4)	$ (38)	$ —
Interest rate swaps[a]	1,867	(15,100)	5,982
TOTAL	**$1,863**	**$(15,138)**	**$5,982**

(a) For the years ended December 31, 2009, 2008 and 2007, unrealized losses of $0.6 million and $3.3 million and unrealized gains of $1.5 million, respectively, were attributable to noncontrolling interests.

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES (INEFFECTIVE PORTION AND AMOUNT EXCLUDED FROM EFFECTIVENESS TESTING) YEARS ENDED DECEMBER 31, 2009	2008	2007
Interest rate swaps[b] [c]	Other income and (expenses)	**$ 1,384**	$ 1,076	$ —
Interest rate swap[d]	Interest expense	**(1,149)**	—	—
Interest rate cap	Interest expense	**8**	—	—
TOTAL		**$ 243**	**$1,076**	**$ —**

(b) In October 2009, we turned over five properties formerly leased to Shires Limited to the lender in exchange for the lenders' agreement to relieve of us of all obligations under the related non-recourse mortgage loan (Note 11). In connection with this transaction, we wrote off an interest rate swap related to the debt and recognized a gain of $1.4 million.

(c) In April 2008, we unwound an interest rate swap with a notional value of $31.6 million as of the date of termination, inclusive of noncontrolling interest of $7.9 million, and obtained a new interest rate swap with a notional value of $26.5 million at that date, inclusive of noncontrolling interest of $6.6 million. In connection with the interest rate swap termination, we received a settlement payment of $1.1 million and recognized a realized gain of $1.1 million, both of which are inclusive of noncontrolling interest of $0.3 million.

(d) During 2009, we determined that an interest rate swap was no longer effective as a result of the tenant's bankruptcy proceedings and our suspension of debt service payments in July 2009. As a result, we wrote off the ineffective portion of this derivative.

For the years ended December 31, 2009, 2008 and 2007, no gains or losses were reclassified from OCI into income related to amounts excluded from effectiveness testing.

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES YEARS ENDED DECEMBER 31, 2009	2008	2007
Stock warrants[a]	Other income and (expenses)	**$ 511**	$7	$(247)
TOTAL		**$ 511**	**$7**	**$(247)**

(a) Losses incurred in 2007 include the reversal of unrealized gains recognized in prior periods and an out-of-period adjustment of $0.5 million recognized during the first quarter of 2007 (Note 2). We reversed the unrealized gains in connection with a tenant's merger transaction during 2007, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received net cash proceeds of $1.1 million and realized a gain of $1.0 million in 2007.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap and interest rate cap derivative instruments that we had outstanding at December 31, 2009 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT[a]	EFFECTIVE INTEREST RATE[b]	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2009[a]
3-Month Euribor[d]	"Pay-fixed" swap	$135,695	5.6%	7/2006	7/2016	$(6,602)
3-Month Euribor[d]	"Pay-fixed" swap	12,893	5.0%	4/2007	7/2016	(627)
3-Month Euribor[d]	"Pay-fixed" swap	22,619	5.6%	4/2008	10/2015	(1,101)
1-Month LIBOR[d]	Interest rate cap	33,502	5.0%[c]	12/2008	12/2010	1
3-Month LIBOR[d]	"Pay-fixed" swap	21,748	5.9%	5/2009	3/2019	579
1-Month LIBOR	"Pay-fixed" swap	3,461	6.5%	8/2009	9/2012	(66)
						$(7,816)

(a) Amounts are based upon the applicable exchange rate at December 31, 2009, where applicable.

(b) Effective interest rate represents the total of the swapped rate and the contractual margin.

(c) The applicable interest rate of the related debt of 4.0% was below the interest rate cap at December 31, 2009.

(d) Inclusive of noncontrolling interests in the notional amount and the net fair value liability position of the derivatives totaling $79.6 million and $1.7 million, respectively.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Embedded Credit Derivatives

In April 2007 and August 2008, we acquired interests in certain German unconsolidated ventures that obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. We account for these ventures under the equity method of accounting. In connection with providing the financing, the lenders entered into interest rate swap agreements on their own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. The ventures have the right, at their sole discretion, to prepay the debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives. Based on valuations obtained at December 31, 2009 and 2008 and including the effect of foreign currency translation, the embedded credit derivatives had a total fair value of $1.0 million and $2.1 million respectively. For 2009 and 2008, these derivatives generated total unrealized losses of $1.1 million and $4.8 million, respectively. Amounts provided are the total amounts attributable to the venture and do not represent our proportionate share. Changes in the fair value of the embedded credit derivatives are recognized in the ventures' earnings.

Other
Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2009, we estimate that an additional $5.1 million will be reclassified as interest expense during the next twelve months, inclusive of amounts attributable to noncontrolling interests totaling $1.5 million.

We have agreements with certain of our derivative counterparties that contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on any of our indebtedness. At December 31, 2009, we have not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $8.4 million at December 31, 2009, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2009, we could have been required to settle our obligations under these agreements at their termination value of $10.2 million, inclusive of amounts attributable to noncontrolling interests totaling $2.5 million.

Portfolio Concentration Risk
Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized lease revenues in certain areas, as described below. Although we view our exposure from properties that we purchased together with our affiliates based on our ownership percentage in these properties, the percentages below are based on our consolidated ownership and not on our actual ownership percentage in these investments.

At December 31, 2009, our directly owned real estate properties were located in the U.S. (69%), with California (10%) representing the only domestic concentration, and in Europe (31%), with France (10%) representing the only international concentration. In addition, Mercury Partners, LP and U-Haul Moving Partners, Inc. jointly represented 11% of lease revenue in 2009, inclusive of noncontrolling interest. At December 31, 2009, our directly owned real estate properties contained significant concentrations in the following asset types: office (27%), industrial (18%), retail (16%), warehouse/distribution (14%), and self-storage (12%); and in the following tenant industries: retail trade (21%) and electronics (15%).

At December 31, 2009, we had several tenants in consolidated investments and in equity investments in real estate that were in various stages of the bankruptcy process, including two that terminated their leases in bankruptcy proceedings or liquidation proceedings. For those tenants in consolidated investments, we recognized lease revenues of $3.0 million, $4.6 million and $2.4 million in the years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009 and 2008, we incurred impairment charges totaling $20.8 million and less than $0.1 million, respectively, related to these properties (Note 11). For those tenants of equity investments in real estate, we recognized net losses from equity investments of $10.7 million, $1.2 million and $1.7 million for the years ended December 31, 2009, 2008 and 2007, respectively, inclusive of our recognition of other-than-temporary impairment charges of $9.6 million, $0.4 million and $2.4 million recognized in 2009, 2008 and 2007, respectively (Note 11). These consolidated and equity investments had an aggregate carrying value of $29.0 million and $59.3 million at December 31, 2009 and 2008, respectively.

Included in the investments described above are tenants of two unconsolidated ventures in real estate that have stopped making rent payments. As a result of their non-compliance with the terms of their leases, beginning in July 2009 the ventures suspended debt service payments on the related non-recourse mortgage loans. In addition, during 2009 we suspended debt service payments on two non-recourse mortgage loans related to two consolidated investments where the tenants had stopped making rent payments as a result of their bankruptcy proceedings. In October 2009, we returned these two consolidated investments to the lenders in exchange for the lenders' agreement to relieve of us of all obligations under the related mortgage loans, as further described in Note 11. These investments had an aggregate carrying value and outstanding mortgage loan balance of $28.2 million

and $28.3 million, respectively, at the date of disposition. We recognized aggregate gains on the disposition of real estate and the extinguishment of debt of $1.4 million and $1.6 million, respectively, in connection with these dispositions. These gains are included in Other income and (expenses) and Discontinued operations in the consolidated financial statements (Notes 11 and 17). One of these tenants was operating under bankruptcy protection at the date of disposition and the second had previously rejected our lease in bankruptcy court.

11 | IMPAIRMENT CHARGES

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2009, 2008 and 2007 (in thousands):

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Net investments in properties[a]	$ 23,812	$ —	$ —
Net investment in direct financing lease	25,234	1,330	—
TOTAL IMPAIRMENT CHARGES INCLUDED IN EXPENSES	49,046	1,330	—
Equity investments in real estate[b]	10,284	1,310	2,408
TOTAL IMPAIRMENT CHARGES INCLUDED IN INCOME FROM CONTINUING OPERATIONS	59,330	2,640	2,408
Impairment charges included in discontinued operations[c]	7,299	39,411	—
TOTAL IMPAIRMENT CHARGES	**$66,629**	**$42,051**	**$2,408**

(a) Includes impairment charges recognized on intangible assets and liabilities related to net investments in properties (Note 9). Inclusive of amounts attributable to noncontrolling interests totaling $4.4 million.

(b) Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

(c) For 2008, inclusive of amounts attributable to noncontrolling interests of $7.6 million.

Impairment charges recognized during 2009 were as follows:

Shires Limited

During 2009 and 2008, we recognized impairment charges of $19.6 million and $0.7 million to reduce the carrying values of several properties leased to Shires Limited to their estimated fair values. In April 2009, Shires Limited filed for bankruptcy and subsequently vacated four of the six properties it leased from us in the United Kingdom and Ireland. As a result, beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan and used proceeds of $3.6 million drawn from a letter of credit provided by Shires Limited to prepay a portion of the mortgage loan. In September 2009, we sold one of the properties to a third party for $1.0 million and recognized a loss on the sale of $2.1 million. We used the sale proceeds to prepay a further portion of the outstanding mortgage loan balance. In October 2009, we turned over the remaining five properties to the lender in exchange for the lenders' agreement to relieve of us of all obligations under the related mortgage loan. These five properties and related mortgage loan had carrying values of $13.7 million and $13.4 million, respectively, at the date of disposition. In connection with the disposition of these properties, we recognized gains on the disposition of real estate and extinguishment of debt of $1.1 million and $1.0 million, respectively, in 2009, which are included in Other income and (expenses) in the consolidated financial statements. Prior to their disposition, substantially all of these properties were classified as Net investments in direct financing leases in the consolidated financial statements.

Lindenmaier A.G.

During 2009 and 2008, we recognized impairment charges of $12.3 million and less than $0.1 million, respectively, related to two German properties where the tenant, Lindenmaier A.G., filed for bankruptcy in April 2009. These balances are inclusive of amounts attributable to noncontrolling interests of $4.1 million and less than $0.1 million, respectively. In July 2009, we entered into an interim lease agreement with Lindenmaier that provided for substantially lower rental income than the original lease through February 2010, when it converted to a month-to-month agreement. We calculated the estimated fair value of these properties based on a discounted cash flow analysis. During 2009, these properties were reclassified from Net investment in direct financing lease to Net investments in properties in the consolidated financial statements.

Advanced Accessory Systems LLC

During 2009, we recognized an impairment charge of $8.4 million on a domestic property formerly leased to Advanced Accessory Systems, LLC to reduce its carrying value of $11.3 million to its estimated fair value of $2.9 million. Advanced Accessory Systems entered into liquidation proceedings and vacated the property during the first half of 2009. The lender of the related non-recourse mortgage debt related to this property holds escrow deposits previously funded by Advanced Accessory Systems, including a security deposit, that are being used to fund debt service payments. We anticipate that these deposits will be fully depleted during the first half of 2010, and have entered into negotiations with the lender to turn this property over to the lender in exchange for the lender's agreement to relieve us of all mortgage obligations. If this transaction were to take place, we expect that we would recognize a gain on the disposition of the property, as the carrying value of the debt, $6.3 million, exceeds the property's $2.9 million carrying value. We calculated the estimated fair value of this property based on management's consideration of cash flow projections and data provided by external brokers. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Innovate Holdings Limited

During 2009, we recognized impairment charges of $7.3 million related to a property in the United Kingdom formerly leased to Innovate Holdings Limited, which terminated its lease in bankruptcy court and vacated the property. Beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan, and in October 2009 we returned the property to the lender in exchange for the lender's agreement to relieve us of all mortgage obligations. The property and related mortgage loan had carrying values of $14.4 million and $15.0 million, respectively, at the date of disposition. In connection with this disposition, we recognized gains on the disposition of real estate and extinguishment of debt of $0.3 million and $0.6 million, respectively, in 2009, which, together with the impairment charges, are included in Discontinued operations in the consolidated financial statements.

Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.

We recognized other-than-temporary impairment charges of $5.8 million, $0.4 million and $2.4 million during 2009, 2008 and 2007, respectively, to reflect declines in the estimated fair value of two ventures' underlying net assets in comparison with the carrying value of our interest in the ventures. The ventures lease properties in Germany to Görtz & Schiele GmbH & Co. and in the U.S. to Goertz & Schiele Corp., which filed for bankruptcy in November 2008 and September 2009, respectively. Both tenants ceased making rent payments during the second quarter of 2009, and as a result, the ventures suspended the debt service payments on the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with the venture on substantially the same terms. These ventures are classified as Equity investments in real estate in the consolidated financial statements.

Wagon Automotive GmbH and Wagon Automotive Nagold GmbH

During 2009, we recognized other-than-temporary impairment charges of $3.8 million to reduce the carrying value of a venture to the estimated fair value of its underlying net assets. The venture leases properties in Germany to Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH. Wagon Automotive GmbH terminated its lease in bankruptcy proceedings effective May 2009 and Waldaschaff Automotive GmbH has been paying rent to us, albeit it at a significantly reduced rate, while new lease terms are being negotiated. As of the date of this Report, Waldaschaff Automotive is operating under protection of the insolvency administrator. In October 2009, the venture also terminated the existing lease with Wagon Automotive Nagold GmbH, which has not filed for bankruptcy, and signed a new lease on substantially the same terms. These ventures are classified as Equity investments in real estate in the consolidated financial statements.

Other

We perform an annual valuation of our assets that is based in part on third party appraisals. In connection with this valuation, during 2009, we recognized impairment charges totaling $5.9 million on several net investments in direct financing leases as a result of declines in the current estimate of the residual value of the properties. In addition, we recognized impairment charges totaling $2.0 million on three domestic properties to reduce their carrying values to the estimated sale prices. Two of these properties, which were classified as Net investments in direct financing leases in the consolidated financial statements, were sold during the fourth quarter of 2009 for aggregate sales proceeds of $4.4 million, net of selling costs. We recognized an aggregate net loss of less than $0.1 million in connection with the sale of these properties, which is included in Other income and (expenses) in the consolidated financial statements. The third property is classified as Net investment in properties in the consolidated financial statements.

We also recognized an other-than-temporary impairment charge of $0.7 million to reduce the carrying value of a venture to the estimated fair value of the venture's underlying net assets. During 2008, we recognized an other-than-temporary impairment charge of $0.9 million in connection with this investment.

In addition, during 2009 we recognized an impairment charge of $0.7 million, inclusive of amounts attributable to noncontrolling interests of $0.3 million, on a property leased to Thales S.A. to reduce its carrying value to its estimated fair value. We calculated the estimated fair value of this property based on a discounted cash flow analysis.

Impairment charges recognized during 2008 were as follows:

Thales S.A.

During 2008, we recognized impairment charges of $35.4 million, inclusive of amounts attributable to noncontrolling interests of $7.6 million, on two vacant French properties leased to Thales S.A. to reduce their carrying values to the estimated fair value. We calculated the estimated fair value of these properties based on a discounted cash flow analysis. We sold these properties during 2009. The results of operations of these properties are included in Discontinued operations in the consolidated financial statements. See Note 17 for additional information on these properties.

Warehouse Associates, Inc.

During 2008, we agreed to terminate a master net lease at two properties that were accounted for as net investments in direct financing leases and sold the properties to a third party in December 2008 for $6.8 million, net of selling costs. Prior to the sale, we recognized an impairment charge of $4.0 million to reduce the properties' carrying values to their estimated sale price, net of selling costs. As a result of the lease termination, these properties were reclassified as Net investments in properties in 2008 and their results of operations for the period from the date of the lease termination through the date of disposition are included in Discontinued operations in the consolidated financial statements. See Note 5 and Note 17 for additional information on these properties.

Other

During 2008, in addition to the other-than-temporary impairment charges of $0.7 million, less than $0.1 million and $0.4 million described above in Shires Limited, Lindenmaier A.G. and Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., respectively, we recognized impairment charges totaling $0.6 million on three properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual values, as determined by our annual third party valuation of our real estate. We also recognized other-than-temporary impairment charges of $0.9 million related to an equity investment in real estate to reduce its carrying value to the estimated fair value of the venture's underlying net assets.

Impairment charges recognized during 2007 were as follows:

During 2007, we recognized other-than-temporary impairment charges totaling $2.4 million as described in Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp. above.

12 | DEBT

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $2.3 billion at December 31, 2009. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.3% to 10.0% and variable annual rates ranging from 4.0% to 5.9%, with maturity dates ranging from 2010 to 2026 at December 31, 2009.

Scheduled debt principal payments during each of the next five years following December 31, 2009 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL DEBT
2010	$ 80,771
2011	111,273
2012	180,744
2013	148,260
2014	384,842
Thereafter through 2026	773,039
TOTAL	**$1,678,929**

Financing Activity

2009 — We refinanced maturing non-recourse mortgage loans of $34.1 million with new non-recourse financing of $37.0 million at a weighted average annual interest rate and term of up to 6.3% and 7.9 years, respectively. In addition, we obtained additional non-recourse mortgage financing of $3.3 million in connection with a build-to-suit project at a fixed annual interest rate and term of 4.6% and 5.5 years, respectively.

2008— We refinanced maturing non-recourse mortgage loans of $76.7 million with new non-recourse financing of $68.0 million at a weighted average annual interest rate and term of up to 8.0% and 5.6 years, respectively, inclusive of amounts attributable to noncontrolling interests of $28.7 million.

13 | ADVISOR SETTLEMENT OF SEC INVESTIGATION

In March 2008, WPC and Carey Financial entered into a settlement with the SEC with respect to all matters relating to a previously disclosed investigation. In connection with this settlement, WPC paid us $9.1 million.

14 | COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

15 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,		
	2009	**2008**	**2007**[a]
Ordinary income	**$0.34**	$ 0.58	$ 0.45
Capital gains	—	—	0.22
Return of capital	**0.38**	0.11	—
	$0.72	**$0.69**	**$0.67**

(a) Excludes a special cash distribution of $0.08 per share in December 2007, which was paid in January 2008 to shareholders of record at December 31, 2007. The special distribution was approved by our board of directors in connection with the sale of two properties. The special distribution was reported for tax purposes as follows: Ordinary income $0.05; Capital gains $0.03.

We declared a quarterly distribution of $0.1804 per share in December 2009, which was paid in January 2010 to shareholders of record at December 31, 2009.

Accumulated Other Comprehensive Income

The following table presents Accumulated OCI in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2009	**2008**
Unrealized loss on marketable securities	**$ (344)**	$(1,269)
Unrealized loss on derivative instruments	**(5,885)**	(4,574)
Foreign currency translation adjustmentt	**8,430**	6,303
ACCUMULATED OTHER COMPREHENSIVE INCOME	**$2,201**	**$ 460**

16 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. The tax provision for 2007 included $0.6 million in income tax expenses that related to the years ended December 31, 2005 and 2006 that had not previously been accrued (Note 2).

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	DECEMBER 31,	
	2009	**2008**
Balance at January 1,	**$ 697**	$ 687
Additions based on tax positions related to the current year	**18**	203
Additions for tax positions of prior years	**—**	—
Reductions for tax positions of prior years	**—**	—
Settlements	**—**	—
Reductions for expiration of statute of limitations	**(214)**	(193)
BALANCE AT DECEMBER 31,	**$501**	**$697**

At December 31, 2009, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2009, 2008 and 2007, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2005-2009 remain open to examination by the major taxing jurisdictions to which we are subject.

17 | DISCONTINUED OPERATIONS

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, company insolvencies or lease rejections in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may elect to sell a property that is occupied if selling the property yields the highest value. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we reclassify the property as an asset held for sale and the current and prior period results of operations of the property are reclassified as discontinued operations.

2009— In July 2009, a venture that owned a portfolio of five properties in France leased to Thales S.A. and in which we and an affiliate have 65% and 35% interests, respectively, and which we consolidate, sold four properties back to Thales for $46.6 million and recognized a gain on sale of $11.3 million, inclusive of the impact of impairment charges recognized during 2008 totaling $35.4 million. As required by the lender, we used the sales proceeds to repay a portion of the existing non-recourse mortgage loan on these properties, which had an outstanding balance of $74.7 million as of the date of sale. The remaining loan balance of $28.1 million is collateralized by the unsold fifth property. In connection with the repayment of a portion of the outstanding loan balance in accordance with the provisions of the loan, we were required to pay the lender additional interest charges of $2.1 million to reimburse certain breakage costs, which were expensed as incurred. All amounts are inclusive of the 35% interest in the venture owned by our affiliate as the noncontrolling interest partner.

In March 2009, we sold a property for proceeds of $4.1 million, net of selling costs, for a gain of $0.9 million. Concurrent with the sale, we used $2.7 million to defease a portion of the existing non-recourse mortgage obligation of $8.5 million that was collateralized by four properties (including the property sold) and incurred defeasance charges totaling $0.6 million.

For the periods from October 2008 to December 2009, Income (loss) from discontinued operations also includes the operations of a property formerly leased to Innovate Holdings Limited, which terminated its lease in bankruptcy court during 2008 and vacated the property during 2009. Beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan, and in October 2009 we returned the property to the lender in exchange for the lender's agreement to relieve us of all mortgage obligations. The property and related mortgage loan had carrying values of $14.4 million and $15.0 million, respectively, at the date of disposition. In connection with this disposition, we recognized gains on the disposition of real estate and extinguishment of debt of $0.3 million and $0.6 million, respectively, in 2009. Prior to October 2008, this property was accounted for as a net investment in direct financing lease and, therefore, the results of operations of the property prior to October 2008 are included in Income from continuing operations.

2008— During 2008, we sold a property for proceeds of $1.1 million, net of selling costs, for a gain of $0.1 million. Concurrent with the sale, we used $0.8 million to partially defease the existing non-recourse mortgage obligation of $16.8 million that was collateralized by five properties (including the property sold). All costs associated with the partial defeasance were incurred by the buyer.

As described in Note 5, we sold three domestic properties in 2008 that were accounted for as direct financing leases. As a result of a lease termination, two of these properties were reclassified as Real estate, net in September 2008. Therefore, their results of operations for the period from the date of the lease termination through the date of disposition in December 2008, including an impairment charge of $4 million and a loss on the sale of $0.2 million, are included in Income from discontinued operations.

2007— We sold six properties for total proceeds of $75.3 million, net of selling costs and inclusive of noncontrolling interest of $23.2 million, for a net gain of $22.1 million, inclusive of noncontrolling interest of $6.9 million. The outstanding non-recourse mortgage financing for two of these properties of $14.9 million was assigned to the purchaser.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Revenues	**$ 7,497**	$ 13,097	$ 18,221
Expenses	**(6,999)**	(10,578)	(11,151)
(Loss) gain on sale of real estate, net	**11,125**	(67)	22,087
Impairment charges	**(7,299)**	(39,411)	—
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	**$ 4,324**	**$ (36,959)**	**$ 29,157**

18 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

2009	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 174,576	$ 112,163	$ 286,739
Total long-lived assets[b]	1,541,615	998,397	2,540,012
2008	**DOMESTIC**	**FOREIGN[a]**	**TOTAL COMPANY**
Revenues	$ 186,856	$ 107,178	$ 294,034
Total long-lived assets[b]	1,604,710	1,110,707	2,715,417
2007	**DOMESTIC**	**FOREIGN[a]**	**TOTAL COMPANY**
Revenues	$ 182,491	$ 99,583	$ 282,074
Total long-lived assets[b]	1,643,580	1,238,777	2,882,357

(a) Consists of operations in the European Union.

(b) Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009	DECEMBER 31, 2009[b]
Revenues[a]	$ 69,668	$ 70,935	$ 72,811	$ 73,325
Operating expenses[a]	(52,002)	(31,659)	(39,381)	(38,401)
Net (loss) income	(3,592)	9,717	9,079	14,696
Less: Net income attributable to noncontrolling interests	(7,334)	(7,545)	(7,024)	(8,245)
NET (LOSS) INCOME ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	(10,926)	2,172	2,055	6,451
(Loss) earnings per share attributable to CPA®:15 shareholders	(0.09)	0.02	0.02	0.05
Distributions declared per share	0.1748	0.1798	0.1801	0.1804

	THREE MONTHS ENDED			
	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009	DECEMBER 31, 2009[b]
Revenues[a]	$ 73,665	$ 74,357	$ 73,739	$ 72,273
Operating expenses[a]	(28,700)	(30,590)	(28,090)	(31,689)
Net income (loss)	34,750	22,771	3,303	(9,630)
Less: Net income attributable to noncontrolling interests	(8,991)	(8,743)	(2,108)	(2,658)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	25,759	14,028	1,195	(12,288)
Earnings (loss) per share attributable to CPA®:15 shareholders	0.20	0.11	0.01	(0.10)
Distributions declared per share	0.1704	0.1719	0.1736	0.1743

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b) Net income for the fourth quarter of 2009 included impairment charges totaling $12.8 million in connection with several properties and equity investments in real estate (Note 11).

(c) Net income for the fourth quarter of 2008 included impairment charges totaling $24.4 million in connection with several properties and an equity investment in real estate (Note 11).

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 15, Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2009, including the financial statements and schedules.

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Benjamin P. Harris
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Manaaging Director

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Greg Butchart
Executive Director – International Asset Management

Jeffrey S. Lefleur
Executive Director – Investments

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Kristin Chung
Senior Vice President and Controller

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gregory M. Pinkus
Senior Vice President – Finance

Gagan S. Singh
Senior Vice President – Finance

Jeff Zomback
Senior Vice President and Treasurer

Kathleen M. Barthmaier
Director – Investments

Chad Edmonson
Director – Investments

Brooks Gordon
Director – Asset Management

Holly Mauro
Director – Asset Management

Nicholas L. Pell
Director – Investments

Darren Postel
Director – Asset Management

Jennifer Walsh
Director – Investments

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Member; Managing Member of Maidstone Investment Co., LLC

Axel K.A. Hansing
Member; Senior Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

James D. Price
Lead Director, President, Price & Marshall, Inc.

Elizabeth P. Munson
President, The Rockefeller Trust Company

Richard J. Pinola
Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultants

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 15 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 9, 2010 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA15.com

E-MAIL

CPA15@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

[This Page Intentionally Left Blank]

[This Page Intentionally Left Blank]

Creative direction and design: Odgis + Company; Primary photography: Ian Spanier, Kit Kittle; Printing: Intelligencer Printing Company



Corporate Property Associates 15
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa15@wpcarey.com
www.cpa15.com

The paper and printer used in the production of the CPA®:15 2009 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

 12 trees were preserved for the future

 35 pounds of waterborne waste were not created

 5,102 gallons of wastewater flow were saved

 564 pounds of solid waste were not generated

 1,111 pounds net of greenhouse gases were prevented

 8,506 000 BTUs of energy were not consumed